MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2020

The following Management’s Discussion and Analysis (“MD&A”) of IAMGOLD Corporation (“IAMGOLD” or the “Company”), dated February 17, 2021, should be read in conjunction with IAMGOLD's audited annual consolidated financial statements and related notes for December 31, 2020 thereto, which appear elsewhere in this report. All figures in this MD&A are in U.S. dollars and tabular dollar amounts are in millions, unless stated otherwise. Additional information on IAMGOLD can be found at www.sedar.com or www.sec.gov.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this MD&A, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, including statements in respect of the prospects of the Company’s projects, other than statements of historical fact, constitute forward-looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this MD&A. For example, forward-looking statements contained in this MD&A are found under, but are not limited to being included under, the headings "Upcoming Growth Catalysts", “Outlook”, "Market Trends", “Annual Updates”, "Development Projects" and "Exploration", and include, without limitation, statements with respect to: the Company’s guidance for production, cost of sales, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words “may”, “will”, “should”, “continue”, “expect”, "budget", "forecast", “anticipate”, “estimate”, “believe”, “intend”, “plan”, "schedule", “guidance”, “outlook”, “potential”, "transformational", "best-in-class", "top-tier", “seek”, “targets”, "suspended", "superior return(s)", "superior shareholder return(s)", "cover", “strategy”, "superior", or “project” or the negative of these words or other variations on these words or comparable terminology. Forward- looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and, as such, undue reliance must not be placed on them. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements. Forward- looking statements are in no way guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and seismicity, such as the seismic event that occurred at Westwood mine on October 30, 2020; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements may not be successful which could lead to a strike or work stoppage in the future, and any such strike or work stoppage could have a material adverse effect on the Company's earnings and financial condition; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; illegal mining; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; the ability to deliver gold as required under forward gold sale arrangements; the rights of counterparties to terminate forward gold sale arrangements in certain circumstances, the inability to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with a forward gold sale arrangement, such as the collar entered into in conjunction with the gold sold forward in January of 2019; the potential direct or indirect operational impacts resulting from infectious diseases or pandemics, such as the COVID-19 outbreak; and the risks involved in the exploration, development and mining business. The Company is also subject to litigation and legal and political risks. Risks and unknowns inherent in IAMGOLD's operations and projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs, and the future price of gold. Exploration and development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects, including the Côté Gold and Boto Gold projects, are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the continued development or operation of a project.

For a comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, operating performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, operating performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form (“AIF”), filed with Canadian securities regulatory authorities, at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission, at www.sec.gov/edgar.shtml. The risks described in the AIF (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this MD&A.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020 PAGE 1

ABOUT IAMGOLD

IAMGOLD is a mid-tier mining company with three gold mines on three continents, including the Essakane mine in Burkina Faso, the Rosebel mine in Suriname, and the Westwood mine in Canada. A solid base of strategic assets is complemented by the Côté Gold construction project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in West Africa and the Americas. IAMGOLD aims to become a million-ounce gold producer as it executes on its growth strategy, including bringing Côté Gold, its fourth mine, online.

IAMGOLD is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices and employs approximately 5,000 people. IAMGOLD’s commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index1.

IAMGOLD is listed on the Toronto Stock Exchange (trading symbol “IMG”) and the New York Stock Exchange (trading symbol “IAG”).

2020 HIGHLIGHTS

OPERATING PERFORMANCE

• Attributable gold production from continuing operations was 653,000 ounces, down 57,000 ounces from the prior year. Attributable gold production from continuing operations for the fourth quarter was 169,000 ounces, down 10,000 ounces from the same prior year period, and up 10,000 ounces from the third quarter.

• Attributable gold sales from continuing operations were 646,000 ounces, down 61,000 ounces from the prior year. Attributable gold sales from continuing operations for the fourth quarter were 172,000 ounces, down 12,000 ounces from the same prior year period, and up 10,000 ounces from the third quarter.

• Cost of sales2 from continuing operations was $1,057 per ounce, up 11% from the prior year. Cost of sales2 from continuing operations for the fourth quarter was $1,045, up 15% from the same prior year period, and down 5% from the third quarter.

• All-in sustaining costs3 from continuing operations were $1,232 per ounce sold, up 8% from the prior year. All-in sustaining costs3 from continuing operations for the fourth quarter were $1,294, up 10% from the same prior year period, and up 7% from the third quarter.

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1 Jantzi Social Index (“JSI”). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

2 Cost of sales, excluding depreciation, as disclosed in note 38 of the Company's annual consolidated financial statements expressed on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel).

3 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Essakane, Rosebel and Westwood on an attributable basis.

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020 PAGE 2

• Total cash costs1 from continuing operations were $984 per ounce produced, up 8% from the prior year. Total cash costs1 from continuing operations for the fourth quarter were $998, up 6% from the same prior year period, and down 1% from the third quarter.

• Gold margin1 from continuing operations was $794 per ounce, up $304 per ounce from the prior year. Gold margin1 from continuing operations for the fourth quarter was $867 per ounce, up $331 per ounce from the same prior year period, and down $35 per ounce from the third quarter.

• Capital expenditures were $292.7 million, below the 2020 guidance of $315.0 million.

FINANCIAL RESULTS

• Revenues were $1,241.7 million, up $176.4 million or 17% from the prior year. Revenues for the fourth quarter were $347.5 million, up $54.1 million or 18% from the same prior year period, and up $12.4 million from the third quarter, reflecting an average realized gold price of $1,865 per ounce.

• Gross profit was $250.3 million, up $180.7 million or 260% from the prior year. Gross profit for the fourth quarter was $84.0 million, up $42.9 million or 104% from the same prior year period, and up $5.9 million from the third quarter.

• Net earnings from continuing operations attributable to equity holders was $38.5 million, or $0.08 per share, compared to net loss from continuing operations of $373.3 million, or $0.80 per share in the prior year. Net earnings from continuing operations attributable to equity holders for the fourth quarter was $59.0 million, or $0.12 per share, compared to net loss from continuing operations of $303.8 million, or $0.65 per share in the same prior year period, and a net loss from continuing operations of $11.6 million, or $0.02 per share in the third quarter. Net earnings for the fourth quarter and year ended 2020 included reversal of impairment charge on the Essakane Mine ($45.8 million). Net losses for the fourth quarter and year ended 2019 included an impairment charge on the Westwood Mine ($395.0 million), partially offset by a reversal of impairment charge on the Essakane Mine ($122.0 million).

• Adjusted net earnings from continuing operations attributable to equity holders1 was $87.7 million, or $0.19 per share1, compared to adjusted net loss from continuing operations1 of $30.0 million, or $0.06 per share1 in the prior year. Adjusted net earnings from continuing operations attributable to equity holders1 for the fourth quarter was $19.1 million, or $0.04 per share1, compared to adjusted net loss from continuing operations1 of $3.8 million, or $0.01 per share1 in the same prior year period, and an adjusted net earnings from continuing operations1 of $52.1 million, or $0.11 per share1 in the third quarter. Adjusted net earnings from continuing operations attributable to equity holders1 for the fourth quarter of $0.04 per share was primarily impacted by the removal of deferred tax recoveries arising solely from movements in foreign exchange rates, higher general and administrative expenses related to executive retirement benefits, and higher depreciation expense.

• Net cash from operating activities was $347.6 million, down $15.4 million from the prior year. Net cash from operating activities for the fourth quarter was $128.7 million, down $133.8 million from the same prior year period, and up $23.6 million, $56.3 million, and $84.7 million from the third, second, and first quarter, respectively.

• Net cash from operating activities before changes in working capital1 was $368.1 million, up $0.6 million from the prior year. Net cash from operating activities before changes in working capital1 for the fourth quarter was $108.0 million, down $118.2 million from the same prior year period, and down $0.4 million from the third quarter.

• Mine-site free cash flow1 was $223.2 million, up $164.5 million from the prior year. Mine-site free cash flow1 for the fourth quarter was $77.7 million, up $22.6 million from the same prior year period, and down $2.3 million from the third quarter.

• Cash, cash equivalents, short-term investments and restricted cash totaled $986.1 million at December 31, 2020. Cash and cash equivalents were $941.5 million, short-term investments were $6.0 million and restricted cash was $38.6 million. $498.3 million was available under the credit facility.

GLOBAL COVID-19 PANDEMIC

• The global COVID-19 pandemic continues to evolve including the continuing imposition of restrictions on the movement of people and goods, social distancing measures, restrictions on group gatherings, quarantine requirements and contact tracing. The Company has been closely monitoring and taking necessary measures to manage the impact of the COVID-19 pandemic on its operations, development projects and exploration activities. The Company is managing the financial and operational challenges of COVID-19 while rapidly addressing the needs of its employees and the communities where the Company operates. The Company continues to work closely with local and national governments and communities on limiting the impact of the COVID-19 pandemic on its people and business, and supporting local efforts to manage the pandemic.

• The Company has taken extensive steps, across its operations and offices, to protect the health and safety of employees, contractors and local communities in response to the COVID-19 pandemic. These steps included: implementation of sanitary measures recommended by Health Authorities and COVID-19 prevention protocols. The protocols address risk controls, including: restricting site access to employees, contractors and incoming supplies; screening processes (the use of external laboratories for PCR testing, the acquisition of Antigen test kits and the use of thermal cameras to check temperatures before entering the sites); physical distancing; the use of personal protective equipment; arranging additional transportation buses and increasing on-site medical personnel.

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1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020 PAGE 3

STRATEGIC DEVELOPMENTS

The Company's transformational strategy centres on delivering the lower cost Côté Gold Project, de-risking the Boto Gold Project, optimizing its current operations and continuing to invest in its pipeline of brownfield and greenfield exploration. Together with its financial strategy of maintaining a strong balance sheet, the Company expects to secure favourable hedges on cost inputs and protective hedges on a portion of gold production during construction of the Côté Gold Project as appropriate, management believes the Company is positioned to deliver on its goal of superior returns to shareholders.

Reserves and Resources

• Total attributable proven and probable gold reserves decreased by 2.8 million ounces or 17% to 13.9 million ounces from the prior year. The decrease was primarily due to the sale of Sadiola, mine depletion at all operations and the previously announced reclassification of a portion of reserves at Westwood (see news release dated August 5, 2020). Excluding the sale of Sadiola, a discontinued operation, total attributable proven and probable reserves decreased by 1.2 million ounces or 7%.

• Total attributable measured and indicated resources decreased by 12% to 23.9 million ounces, as a result of the sale of Sadiola and the Eastern Borosi Project, and mine depletion. Total attributable inferred resources decreased by 6% to 11.3 million ounces primarily as a result of the asset sales mentioned above.

Exploration

• In the third quarter 2020, the Company reported assay results from its 2020 drilling program at the Monster Lake Project in Canada. Drilling highlights included: 3.8 metres grading 16.9 g/t Au, 2.82 metres grading 5.63 g/t Au, and 12.3 metres grading 2.09 g/t Au.

• In the second quarter 2020, the Company reported assay results from its 2020 diamond drilling program at the Rouyn Gold Project in Canada. Drilling highlights included: 9.8 metres grading 10.4 g/t Au and 9.8 metres grading 27.8 g/t Au (including

4.4 metres grading 58.4 g/t Au). The Company reported additional assay results in the third quarter 2020. Drilling highlights included: 4.1 metres grading 10.4 g/t Au and 7.4 metres grading 8.3 g/t Au.

• In the second quarter 2020, the Company reported initial assay results from its 2020 infill and expansion diamond drilling program at the Nelligan Project in Canada. Drilling highlights included: 25.1 metres grading 1.87 g/t Au and 27.0 metres grading 2.86 g/t Au. The Company reported additional assay results in the third quarter 2020. Drilling highlights included:

39.1 metres grading 2.14 g/t Au and 34.5 metres grading 1.85 g/t Au. The Company reported the remaining assay results in the fourth quarter 2020. Drilling highlights included: 17.3 metres grading 7.62 g/t Au and 42.0 metres grading 1.15 g/t Au.

Development and Operations

• On November 2, 2020, the Company reported that a seismic event occurred at Westwood on October 30, 2020. All employees were brought safely above ground. The appropriate government authorities were notified and the cause of the seismic event is being investigated. Milling operations restarted on November 4, 2020 to process stockpile material and Grand Duc open pit ore. The Westwood underground mine operations are suspended pending the results of the investigation and while a business recovery plan is being assessed.

• In the third quarter 2020, prior to the seismic event, the Company filed a National Instrument ("NI") 43-101 Technical Report for the Westwood mine, incorporating modified mining methods, operational practices and revised productivity assumptions. In this context, total attributable mineral reserves at year end decreased by 47% to 0.626 million ounces, primarily the result of more conservative geotechnical assumptions related to specific zones located in higher seismic risk areas. Overall mineral resources at year end have remained largely unchanged. As is typical for underground operations, and supported by reasonable assumptions in-line with historical operating experience, the Company continues to work on converting its significant underground mineral resources to mineral reserves over time.

• In the third quarter 2020, the Company, together with joint venture partner Sumitomo Metal Mining Co., Ltd. (“SMM”) announced the decision to proceed with the construction of the Côté Gold Project. During the fourth quarter 2020, activities related to the construction of the Project continued with all key permits required for currently planned construction in place. Additional permits are required to complete subsequent construction elements and commissioning for operations, which the Company expects to receive in due course. At December 31, 2020, detailed engineering reached 73%, which has enabled the Company to obtain firm bids and secure prices on all major equipment. As a result, approximately 45% of total expenditures from July 1, 2020 have been committed, further reducing technical and cost risks for the Project. Earthwork contractors also mobilized to site ahead of schedule and commenced work including pad preparation, road widening, and overburden stripping. Camp construction progressed with two additional dormitories in place in January 2021, allowing further ramp up at site.

• In the second quarter 2020, Rosebel Gold Mines N.V. ("Rosebel") signed an Unincorporated Joint Venture (“Rosebel UJV”) agreement with Staatsolie Maatschappij Suriname N.V. (“Staatsolie”) relating to the concession areas within the Rosebel UJV Area of Interest, which includes Saramacca. The Rosebel UJV excludes the existing gross Rosebel mining concession, which is 95% owned by Rosebel and 5% owned by the Republic of Suriname. Rosebel holds a 70% participating interest and Staatsolie holds a 30% participating interest in the Rosebel UJV on behalf of the Republic of Suriname. Staatsolie has paid Rosebel an initial amount of $34.0 million toward an aggregate owing of $54.9 million for all operating and capital expenses related to the Saramacca Project. The remaining amount will be paid out of Staatsolie’s gold entitlement from the Saramacca property.

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020 PAGE 4

• In the first quarter 2020, the Company announced that the Government of the Republic of Senegal approved the mining permit application for the Boto Gold Project for an initial 20-year period. The receipt of the mining permit positions the Project for an eventual construction decision and production.

Financial

• On December 30, 2020, the Company together with its joint venture partner AngloGold Ashanti Limited ("AGA") completed the sale of their collective interest in Société d'Exploitation des Mines d'Or de Sadiola S.A. ("Sadiola") to Allied Gold Corp ("Allied Gold"). Upon closing, the Company and AGA each received $25.0 million. In addition, on January 4, 2021, the Company and AGA each received additional consideration of $1.8 million based upon the amount by which the cash balance of Sadiola at April 30, 2020 was greater than the amount agreed pursuant to the agreement entered into by the Company and AGA with Allied Gold in December 2019.

• During the third quarter 2020, the Company implemented a gold hedging strategy to mitigate gold price exposure and to further strengthen the balance sheet during the Côté Gold Project construction period. The Company intends, under appropriate conditions, to hedge 15% to 20% of total production between 2021 and mid-2023 through a combination of options and/or collars (see news release dated July 21, 2020). During the fourth quarter, the Company executed gold hedges for 2021 in the range of $1,600 to $2,800 per ounce on 78,040 ounces, for which a premium of $1.3 million was paid.

• During the fourth quarter 2020, the Company executed zero cost collar option contracts based on the Brent benchmark, in the range of $40.70 to $55.00 per barrel, for the period January 2023 to September 2024 to hedge attributable fuel consumption related to mining operations at Essakane. The Company also executed zero cost collar option contracts relating to the West Texas Intermediate ("WTI") benchmark, in the range of $31.15 to $45.00 per barrel for 2021, and in the range of $36.10 to $50.00 for the period January 2023 to September 2024. These WTI hedges are attributed to fuel consumption related to mining operations at Rosebel.

• In the third quarter 2020, the Company issued a notice to redeem its 7% Senior Notes due 2025 for a total amount of $421.3 million and funded the redemption on September 29, 2020 and the indenture governing the 2025 Notes was satisfied and discharged on this date.

• In the third quarter 2020, the Company announced that it had completed its private offering of $450 million aggregate principal amount of 5.75% Senior Notes ("Notes") due 2028. The Company used the net proceeds from the offering of the Notes to fund the redemption of all of its outstanding 7% Senior Notes due 2025 and for general corporate purposes.

• The redemption of the 7% Senior Notes and issuance of the 5.75% Senior Notes extended the term by three and a half years at a lower rate of interest. The refinancing further supports the balance sheet and helps mitigate the risk of gold price volatility and exposure. The redemption also resulted in a cash loss of $21.3 million that is expected to be offset by lower interest expense over the original term of the 7% Notes.

• Following the new Notes issuance, both Moody’s and S&P re-affirmed their ratings of B1 and B+, respectively, for the Company.

• In the third quarter 2020, an ESG assessment by Moody’s affiliate Vigeo Eiris ranked the Company 4th out of 45 sector peers,with notable strengths in community involvement, environmental strategy, health & safety and governance.

• In the first quarter 2020, the Company amended its $500 million credit facility with a maturity date of January 31, 2023. The Company further amended its credit facility on September 30, 2020. These amendments included, among other things, extending $472 million of credit available under the credit facility agreement to a maturity date of January 31, 2024.

Organizational and Board of Directors Changes

• In the fourth quarter 2020, the Company announced the appointment of Anne Marie Toutant and Deborah Starkman as independent non-executive Directors to the Company's Board of Directors, effective December 14, 2020.

• In the third quarter 2020, the Company announced the retirement of Carol Banducci, EVP and CFO, effective March 31, 2021 and the retirement of Jeffery Snow, General Counsel and SVP Business Development, effective August 31, 2020. In the fourth quarter 2020, Craig MacDougall was appointed Executive Vice President, Growth, and Tim Bradburn was appointed Senior Vice President, General Counsel and Corporate Secretary.

• In the first quarter 2020, the Company announced the retirement of Stephen J.J. Letwin, Chief Executive Officer; P. Gordon Stothart, President and Chief Operating Officer, succeeded Mr. Letwin on the Board of Directors and in the role of President and Chief Executive Officer, effective March 1, 2020.

• In the first quarter 2020, Bruno Lemelin was appointed to the role of Senior Vice President, Operations & Projects, with oversight of all operational and project development activities across the Company.

• In the first quarter 2020, Oumar Toguyeni was appointed to the role of Senior Vice President, International Affairs & Sustainability, with the primary objective of managing the Company's relationships with governments and other stakeholders in West Africa and South America.

Subsequent to Year End

• On January 4, 2021, the Company announced it has adopted new governance guidelines with respect to board renewal to reflect evolving governance best practices. The guidelines provide that: the average Board tenure should not exceed ten years, no director should chair a standing committee of the Board for more than ten years and no director should be the Board Chair for more than ten years. In addition, the Company announced that John Caldwell voluntarily decided to step down from the Board, effective January 4, 2021, and Mahendra Naik decided not to stand for re-election at the upcoming meeting of shareholders. Ron Gagel was appointed as Chair of the Audit and Finance Committee.

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020 PAGE 5

• On January 12, 2021, the Company entered into an agreement to sell a royalty portfolio to Triple Flag Precious Metals Corp for up to $47.6 million. The royalty portfolio includes up to 39 royalties on various non-core exploration and development properties. The transaction has not been completed and is subject to customary closing conditions, a minimum value condition and, in certain instances, rights of first refusal. The transaction is expected to close during the first quarter 2021.

• On January 21, 2021, the Company reported initial assay results from its delineation drilling program at the Gosselin Zone discovery in Canada. Drilling highlights included: 417.3 metres grading 0.95 g/t Au (including 197.2 metres grading 1.60 g/t Au), 353.0 metres grading 1.04 g/t Au (including 46.0 metres grading 3.39 g/t Au) and 86.0 metres grading 5.57 g/t Au (including 30.35 metres grading 14.70 g/t Au).

• Subsequent to year end, the Company added gold hedges for the first half of 2023 with a collar option at strike prices between $1,700 and $2,700 per ounce on 24,000 ounces, for which a premium of $1.1 million was paid.

• On February 12, 2021, the Company further amended the $500 million credit facility to primarily, among other things, extend the maturity date by two years to January 31, 2025 for $490 million of the available credit.

• In January 2021, Bloomberg re-iterated the Company's inclusion in the 2021 Bloomberg Gender-Equality Index ("GEI") for the 3rd consecutive year. The 2021 Bloomberg GEI recognizes 380 global companies that foster a more inclusive and equitable workplace.

• The Company ranked 10th out of 116 global mining peers based on the Corporate Knights 2021 Global 100 Sustainability scorecard. Corporate Knights reviews over 8,000 global, publicly traded companies with greater than $1 billion in annual revenues.

UPCOMING GROWTH CATALYSTS

• In North America, the Company is advancing construction of the Côté Gold Project, with the early commencement of major earthworks and the continued expansion of the construction camp. In 2021, approximately 17,000 metres of diamond drilling is planned, including 14,500 metres to continue the delineation drilling program on the Gosselin zone to support the completion of a maiden resource estimate, expected in the second half of 2021. The Company continues to advance various ongoing and planned delineation and resource evaluation drilling programs at selected projects including the Nelligan Gold, Monster Lake and Rouyn Gold projects in Quebec. At Westwood, work is being done to evaluate the potential development of the Fayolle deposit, which, pending permitting, may provide incremental feed commencing in the fourth quarter 2022 to the Westwood mill as part of its "hub-and-spoke" model. This model exploits the significant mill capacity available at Westwood to bring forward regional exploration value from assets like Fayolle and the optioned Rouyn Gold Project and to enhance the overall value of Westwood with incremental production growth from such supplementary feed.

• In West Africa, the Mill Upgrade Project at Essakane is expected to be completed in the first quarter 2021. The Company continues de-risking activities at the Boto Gold Project, by advancing engineering, building access infrastructure, and progressing with environmental and social programs to support the project development. Building on its exploration success along the Senegal-Mali Shear Zone with several other discoveries located within 15 kilometres of the Boto Gold Project in adjacent countries, the Company has also initiated a strategic study, referred to as the “Bambouk Gold Complex,” to advance resource evaluation and delineation at the Diakha-Siribaya and Karita projects to support the evaluation of various potential development scenarios and identify regional synergies.

• In South America, Rosebel's camp expansion is expected to be completed by the second quarter 2021, enabling Rosebel to return to full mining rates. Remaining non-critical Saramacca infrastructure is expected to be completed by mid-year.

2020 SUMMARY

SUMMARY OF FINANCIAL AND OPERATING RESULTS

Financial Position ($ millions)	December 31, 2020	December 31, 2019	December 31, 2018
Cash and cash equivalents	$941.5	$830.6	$615.1
Short-term investments	$6.0	$6.1	$119.0
Restricted cash	$38.6	$28.1	$23.9
Total assets	$4,154.3	$3,862.1	$3,961.0
Long-term debt	$466.6	$408.5	$398.5
Available credit facility	$498.3	$499.6	$499.6

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020 PAGE 6

	Three months ended			Years ended
	December 31,			December 31,
Financial Results ($ millions, except where noted)	2020	2019	2018	2020	2019	2018
Continuing Operations
Revenues	$347.5	$293.4	$274.3	$1,241.7	$1,065.3	$1,111.0
Cost of sales	$263.5	$252.3	$250.3	$991.4	$995.7	$974.1
Gross profit	$84.0	$41.1	$24.0	$250.3	$69.6	$136.9
Net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD	$59.0	$(303.8)	$(39.5)	$38.5	$(373.3)	$(31.4)
Net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD ($/share)	$0.12	$(0.65)	$(0.08)	$0.08	$(0.80)	$(0.07)
Adjusted net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD[1]	$19.1	$3.8	$(20.8)	$87.7	$(30.0)	$13.3
Adjusted net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD ($/share)[1]	$0.04	$0.01	$(0.04)	$0.19	$(0.06)	$0.03
Net cash from operating activities	$128.7	$262.5	$23.1	$347.6	$363.0	$191.1
Net cash from operating activities before changes in working capital[1]	$108.0	$226.2	$55.7	$368.1	$367.5	$288.4
Mine-site free cash flow[1]	$77.7	$55.1	$(51.2)	$223.2	$58.7	$8.4
Key Operating Statistics
Gold sales – attributable (000s oz)	172	184	206	646	707	812
Gold production – attributable (000s oz)	169	179	216	653	710	821
Average realized gold price[1] ($/oz)	$1,865	$1,480	$1,233	$1,778	$1,397	$1,270
Cost of sales[2] ($/oz)	$1,045	$912	$843	$1,057	$950	$815
Total cash costs[1] ($/oz)	$998	$944	$792	$984	$907	$783
All-in sustaining costs[1] ($/oz)	$1,294	$1,175	$1,141	$1,232	$1,141	$1,068
Gold margin[1] ($/oz)	$867	$536	$441	$794	$490	$487

1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

2 Cost of sales, excluding depreciation, as disclosed in note 38 of the Company's annual consolidated financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel).

FINANCIAL

• Revenues from continuing operations for 2020 were $1,241.7 million, up $176.4 million or 17% from the prior year. The increase was primarily due to higher realized gold prices ($265.6 million), partially offset by lower sales volume at Rosebel ($52.1 million), Essakane ($20.4 million) and Westwood ($17.4 million). Revenues from continuing operations for the fourth quarter 2020 were $347.5 million, up $54.1 million or 18% from the same prior year period. The increase was primarily due to higher realized gold prices ($71.9 million) and higher sales volume at Essakane ($8.1 million), partially offset by lower sales volume at Westwood ($19.3 million) and Rosebel ($6.4 million).

• Cost of sales from continuing operations for 2020 was $991.4 million, down $4.3 million from the prior year. The decrease was due to lower depreciation expense ($18.4 million), partially offset by higher royalties ($10.6 million) resulting from higher realized gold prices and higher operating costs ($3.5 million). Cost of sales from continuing operations for the fourth quarter 2020 was $263.5 million, up $11.2 million or 4% from the same prior year period due to higher operating costs ($11.2 million) and royalties ($3.3 million), partially offset by lower depreciation expense ($3.3 million). Operating costs increased due to higher drawdowns of stockpiles compared to the reversal of previous impairments of ore stockpiles at Essakane and Rosebel in the fourth quarter 2019. The higher operating costs were partially offset by reduced costs at Westwood as the underground mine was put into care and maintenance following the seismic event. The increase in royalties was driven by higher realized gold prices.

• Depreciation expense from continuing operations for 2020 was $256.7 million, down $18.4 million or 7% from the prior year. The decrease was primarily due to lower depreciation at Westwood resulting from the extended life of the underground blocks and impairment charge recorded in the fourth quarter 2019. Depreciation expense from continuing operations for the fourth quarter 2020 was $69.6 million, down $3.3 million or 5% from the same prior year period due to the same factor as the annual decrease partially offset by higher depreciation related to stockpiles.

• Income tax expense for 2020 was $44.1 million, up $13.7 million from the prior year. Income tax expense for 2020 comprised current income tax expense of $55.8 million (December 31, 2019 - $38.3 million) and deferred income tax recovery of $11.7 million (December 31, 2019 - deferred income tax recovery of $7.9 million). The increase in income tax expense was primarily due to changes to deferred income tax assets and liabilities, differences in the impact of fluctuations in foreign exchange, and differences in the level of taxable income in the Company’s operating jurisdictions from one period to the next.

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020 PAGE 7

• Net earnings from continuing operations attributable to equity holders for 2020 was $38.5 million, or $0.08 per share, compared to net loss from continuing operations of $373.3 million, or $0.80 per share in the prior year. The increase in net earnings was primarily due to lower impairment charges, net of reversal ($333.6 million) and higher gross profit ($180.7 million), partially offset by lower interest income, derivatives and other investment gains (losses) ($53.0 million), higher other expenses ($32.6 million) and higher income tax expense ($13.7 million). Net earnings from continuing operations attributable to equity holders for the fourth quarter 2020 was $59.0 million, or $0.12 per share, compared to net loss from continuing operations of $303.8 million, or $0.65 per share from the same prior year period. The increase in net earnings was primarily due to lower impairment charges, net of reversal ($321.1 million) and higher gross profit ($42.9 million).

• Adjusted net earnings from continuing operations attributable to equity holders1 was $87.7 million, or $0.19 per share1, compared to adjusted net loss from continuing operations1 of $30.0 million, or $0.06 per share1 in the prior year. Adjusted net earnings from continuing operations attributable to equity holders1 for the fourth quarter 2020 was $19.1 million, or $0.04 per share1, compared to adjusted net loss from continuing operations1 of $3.8 million, or $0.01 per share1 in the same prior year period.

• Net cash from operating activities for 2020 was $347.6 million, down $15.4 million from the prior year. The decrease was primarily due to proceeds received in the prior year from the forward gold sale arrangement ($169.8 million), settlement of derivatives ($17.9 million) and higher movements in non-cash working capital items and non-current ore stockpiles ($16.0 million), partially offset by higher earnings after non-cash adjustments ($189.4 million). Net cash from operating activities for the fourth quarter 2020 was $128.7 million, down $133.8 million from the same prior year period. The decrease was primarily due to proceeds received in the prior year from the forward gold sale arrangement ($169.8 million) and lower movements in non-cash working capital items and non-current ore stockpiles ($15.6 million), partially offset by higher earnings after non-cash adjustments ($54.5 million).

• Net cash from operating activities before changes in working capital1 for 2020 was $368.1 million, up $0.6 million from the prior year. Net cash from operating activities before changes in working capital1 for the fourth quarter 2020 was $108.0 million, down $118.2 million from the same prior year period.

• Mine-site free cash flow1 for 2020 was $223.2 million, up $164.5 million from the prior year. Mine-site free cash flow1 for the fourth quarter 2020 was $77.7 million, up $22.6 million from the same prior year period.

• Cash, cash equivalents, short-term investments and restricted cash were $986.1 million at December 31, 2020, up $121.3 million from December 31, 2019. The increase was primarily due to cash generated from operating activities ($347.6 million), net proceeds from the sale of a 30% interest in the Saramacca Project ($34.0 million) and net proceeds from the sale of Sadiola ($25.0 million), partially offset by spending on property, plant and equipment ($292.1 million).

OPERATIONS

• In 2020, the Company's global safety statistics show a 10% improvement from 2019 in the DART (days away, restricted, transferred duty) frequency rate, and a 23% improvement in the TRI (total recordable injuries) frequency rate. Through various programming, the Company continuously promotes a safe work environment.

• As the global COVID-19 pandemic evolved, the Company adjusted and expanded the extensive measures previously implemented to protect the health and safety of employees, contractors and local communities. These measures included training on new procedures and sanitary measures recommended by Health Authorities, adjusted work schedules, physical distancing and protective equipment, restricted site access, screening processes for employees, contractors and incoming supplies, use of thermal cameras to check temperatures before site entrance, and arranging additional transportation buses and on-site medical personnel. In addition, the number of living quarters at Essakane and Rosebel were increased. Initially the on-site workforce was limited to essential personnel only. As the Company’s COVID-19 health and safety protocols were embedded in the operations, the workforce was expanded with Essakane reaching normal capacity in the third quarter 2020 and Rosebel expected to reach normal capacity in the first quarter 2021.

• Attributable gold production from continuing operations was 653,000 ounces for 2020, down 57,000 ounces from the prior year. The decrease was primarily due to lower throughput at Rosebel (41,000 ounces) resulting from a temporary labour disruption between June 12 and July 24, 2020, the underground mine at Westwood being placed on care and maintenance due to the seismic event in the fourth quarter and the government mandated province-wide COVID-19 related shutdown between March 15 and April 15, 2020 (12,000 ounces), and lower throughput at Essakane resulting from COVID-19 related restrictions (4,000 ounces). Attributable gold production from continuing operations was 169,000 ounces for the fourth quarter 2020, down 10,000 ounces from the same prior year period. The decrease was due to the seismic event at Westwood (15,000 ounces), lower throughput at Rosebel (4,000 ounces), partially offset by higher head grades at Essakane (9,000 ounces) due to mine sequencing.

• Attributable gold sales from continuing operations were 646,000 ounces for 2020, down 61,000 ounces from the prior year. The decrease was due to lower sales volume at Rosebel (35,000 ounces), Westwood (13,000 ounces), and Essakane (13,000 ounces). Attributable gold sales from continuing operations were 172,000 ounces for the fourth quarter 2020, down 12,000 ounces from the same prior year period. The decrease was due to lower sales volume at Westwood (14,000 ounces) and Rosebel (4,000 ounces), partially offset by higher sales volume at Essakane (6,000 ounces).

______________________________

1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020 PAGE 8

• Cost of sales1 per ounce from continuing operations for the fourth quarter and year ended 2020 of $1,045 and $1,057, respectively, were up 15% and 11% from the same prior year periods primarily due to lower sales volume in addition to the factors noted above.

• Total cash costs2 per ounce produced from continuing operations for the fourth quarter and year ended 2020 of $998 and $984, respectively, were up 6% and 8% from the same prior year periods due to lower production and factors noted above.

• All-in sustaining costs2 per ounce sold from continuing operations for the fourth quarter 2020 was $1,294, up 10% from the same prior year period due to higher cost of sales1 per ounce. All-in sustaining costs2 per ounce sold from continuing operations for the year ended 2020 was $1,232, up 8% from the prior year due to higher cost of sales1 per ounce, partially offset by lower sustaining capital expenditures.

RESERVES AND RESOURCES

At December 31, 2020, compared with the prior year, there was no change in the $1,200 per ounce gold price assumption for estimating mineral reserves at the Company’s owned and operated mines, except at the Grand Duc satellite pit at Westwood which used a $1,350 per ounce gold price assumption. There was also no change in the gold price assumption for estimating mineral resources at Essakane, Rosebel and the exploration projects ($1,500 per ounce) or at Westwood ($1,200 per ounce).

IAMGOLD's Share	2020	2019
Gold (000s attributable oz contained)
Total proven and probable mineral reserves	13,937	16,706
Total measured and indicated mineral resources[1,2]	23,910	27,164
Total inferred resources	11,268	11,965

1  Measured and indicated gold resources are inclusive of proven and probable reserves.

2 In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserve estimations, but are deemed to have a reasonable prospect of economic extraction.

Assumptions used to determine reserves and resources are as follows:

	2020	2019
Weighted average gold price used for attributable:
Gold reserves ($/oz)	1,200[1]	1,200
Gold measured and indicated resources ($/oz)	1,480[2]	1,474
Foreign exchange rate (U.S.$ / Canadian $)	1.25	1.25

1 Mineral reserves have been estimated at December 31, 2020 using a gold price of $1,200 per ounce for Essakane, Rosebel, Saramacca, Westwood,and the Boto Gold Project, and a gold price of $1,350 per ounce for the Grand Duc satellite pit at Westwood.

2 Mineral resources have been estimated at December 31, 2020, using a gold price of $1,500 per ounce for the Côté Gold Project, Boto Gold Project, Diakha- Siribaya Gold Project, Pitangui Project, Gossey deposit, Monster Lake Project, Essakane, Rosebel, and Saramacca, and $1,200 per ounce using a 5.5 g/t Au cut- off over a minimum width of 2.4 metres for Westwood.

Total attributable proven and probable gold reserves decreased by 2.8 million ounces or 17% in 2020 to 13.9 million ounces from the end of 2019. The decrease was primarily due to the sale of Sadiola, mine depletion at all operations and the previously announced reclassification of a portion of reserves at Westwood (see news release dated August 5, 2020). Excluding the sale of Sadiola, a discontinued operation, total attributable proven and probable reserves decreased by 1.2 million ounces or 7%.

Total attributable measured and indicated gold resources (including reserves) decreased by 3.3 million ounces or 12% to 23.9 million ounces from the end of 2019. The decrease was primarily due to the sale of Sadiola and the Eastern Borosi Project, and mine depletion.

Total attributable inferred gold resources decreased by 697,000 ounces or 6% to 11.3 million ounces from the end of 2019. The decrease was primarily due to the sale of Sadiola and the Eastern Borosi Project.

______________________________

1 Cost of sales, excluding depreciation, as disclosed in note 38 of the Company's annual consolidated financial statements expressed on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel).

2  This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020 PAGE 9

OUTLOOK

IAMGOLD Full Year Attributable Guidance[1]	2021
Essakane (000s oz)	365 – 390
Rosebel (000s oz)	220 – 245
Westwood (000s oz)	45 – 65
Total attributable production (000s oz)	630 - 700
Cost of sales[2] ($/oz)	$980 - $1,030
Total cash costs[3,4] ($/oz)	$930 - $980
All-in sustaining costs[3,4] ($/oz)	$1,230 - $1,280

1 The outlook is based on 2021 full year assumptions with an average realized gold price of $1,750 per ounce, USDCAD exchange rate of 1.30, EURUSD exchange rate of 1.19 and average crude oil price of $47 per barrel.

2 Cost of sales, excluding depreciation, is on an attributable ounce sold basis (excluding the non-controlling interest of 10% at Essakane and 5% at Rosebel).

3 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

4 Consists of Essakane, Rosebel, and Westwood on an attributable basis.

GOLD PRODUCTION, COST OF SALES, TOTAL CASH COSTS AND ALL-IN SUSTAINING COSTS

The Company expects 2021 attributable gold production to be in the range of 630,000 to 700,000 ounces. At Essakane, production is expected to be between 365,000 and 390,000 ounces, improving from 2020 levels, with increased recoveries and throughput anticipated benefitting from targeted mill improvements. At Rosebel, production is expected to be between 220,000 and 245,000 ounces, increasing from 2020 levels as the mining operations resume their operating cadence resulting in increased mill throughput with higher grade feed. Westwood production is expected to be between 45,000 to 65,000 ounces, below 2020 levels, with continuous mill feed supplied by the Grand Duc open pit near the mill complex and a stronger second half, which is expected to benefit from the safe restart of underground operations.

The Company expects cost of sales1 on an attributable ounce sold basis to be in the range of $980 to $1,030. The Company’s guidance on total cash costs2 and all-in sustaining costs2 for 2021 is expected to be in the range of $930 to $980 per ounce produced and $1,230 and $1,280 per ounce sold, respectively. All-in sustaining cost guidance for 2021 reflects ongoing efforts to improve productivity and optimize performance across the sites, while safeguarding operations from any resurgent impacts of the global COVID-19 pandemic. The guidance the Company provides is annual and quarterly variation is normal. Costs are expected to be lower in the second half of the year compared to the first half, benefitting from higher anticipated production in the second half. The guidance also considers the impact of the Company’s assumptions related to oil prices and foreign exchange rates as outlined in the Market Trends section.

ESSAKANE

The Company expects attributable production at Essakane in 2021 to be in the range of 365,000 to 390,000 ounces. Essakane expects to continue to optimize mining activity, lower unit costs and pursue mine and mill efficiencies as higher proportions of hard rock are processed.

Mining activity is expected to achieve elevated levels in 2021 supported through the use of a mining contractor to secure strategic pushback objectives providing greater access to higher grade ore zones. Essakane is also targeting improvements to the mine hauling fleet through upgrades that increase unit payloads and overall truck utilization. Maintenance activities are expected to sustain the improvements that have been realized in overall truck fleet availability and reliability, as well as increasing the drill fleet reliability.

Essakane is targeting completion of the mill upgrade in the first half of 2021 with improvements expected to de-bottleneck the crushing circuit which is expected to yield higher grinding capacities increasing overall throughput in addition to optimizing liner and grate configurations. Essakane expects to continue to realize improvements in gravity recoveries from the addition of a third gravity screen to mitigate any adverse effects encountered from ore pockets containing graphitic carbon.

These initiatives are designed to deliver on the 2021 production and cost targets, while positioning Essakane to pursue the evaluation of additional resources at satellite zones with the potential to add to the mine life of the Essakane operation.

ROSEBEL

The Company expects attributable production at Rosebel in 2021 to be in the range of 220,000 to 245,000 ounces. 2021 production guidance reflects the resumption of strategic pushbacks and mine development on the Rosebel concession, which were paused in 2020. These activities are intended to expose higher grade ore zones, while mining volumes at the Saramacca deposit continue to ramp up into higher grade zones. Cycle times are expected to be optimized along the newly completed haul road linking the Saramacca deposit to the Rosebel mill. While the Rosebel mining operations return to normal operating levels, the mill feed is expected to be supplemented through the processing of available ore stockpiles.

______________________________

1 Cost of sales, excluding depreciation, is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel).

2 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020 PAGE 10

Mill throughput is expected to return to normal operating levels in 2021 reflecting continuous mining activities in the year, with head grades reflective of higher grade material sourced from the Saramacca deposit. Hard rock run rates are targeted to increase in 2021 through improvements in both blast fragmentation and crusher performance. Additional improvements to the mill are planned including replacements in the process water piping network to improve throughput, as well as upgrades to the elution circuit designed to reduce liquid losses and improve mill recoveries.

WESTWOOD

The Company expects production at Westwood in 2021 to be in the range of 45,000 to 60,000 ounces benefitting from the safe restart of underground extraction activities expected in the second half of the year. Throughout 2021 the mill feed will be supplemented with lower grade surface material from the Grand Duc satellite pit nearby the mill complex.

INCOME TAXES

The Company expects to pay cash taxes in the range of $78 million to $88 million in 2021. In that regard, total cash taxes in 2021 include an estimated additional $8 million of tax to be paid by Rosebel, pursuant to a temporary 10% Government of Suriname “Solidarity Levy”, due to expire December 31, 2021, for which the Rosebel tax stability agreement only serves to reduce the extra levy from 10% to 9%, making the rate of tax for Rosebel 45% instead of 36% for the period February 1 through December 31, 2021. The Company is subject to income tax in several jurisdictions, at various tax rates. However, the consolidated effective tax rate for the Company is subject to significant fluctuations period over period due to: expenditures and revenues recognized only for financial accounting purposes or only for income tax purposes; income tax unrelated to the income or loss before taxes for the current period, such as withholding taxes; and adjustments for deferred tax purposes that are not directly related to the income or loss before taxes for the current period, such as foreign exchange rate changes. In addition, adjustments to deferred income tax assets and/or liabilities may be recorded during the year.

DEPRECIATION EXPENSE

Depreciation expense in 2021 is expected to be in the range of $295 million to $305 million.

CAPITAL EXPENDITURES OUTLOOK

		Non-sustaining	Total
($ millions)	Sustaining[1]	(Development/
		Expansion)[2]
Essakane	$60	$90	$150
Rosebel	50	75	125
Westwood	10	10	20
	120	175	295
Côté Gold Project (70%)	—	355	355
Boto Gold Project	—	60	60
Total[3,4,5] (±5%)	$120	$590	$710

1 Sustaining capital includes capitalized stripping of $10 million for Essakane.

2 Non-sustaining capital includes capitalized stripping of $65 million for Essakane and $45 million for Rosebel.

3 Includes $13 million of capitalized exploration and evaluation expenditures. Refer to the Exploration section of this MD&A.

4 Capitalized borrowing costs are not included.

5 In addition to the above capital expenditures, $23 million in total principal lease payments are expected.

In 2021, the Company expects capital spending to be $710 million ± 5%. The increase in spending over 2020 reflects Côté construction spending primarily focused on major earthworks and infrastructure, expected higher capitalized stripping at both Essakane and Rosebel as a result of COVID-19 related impacts in 2020 on life-of-mine pit sequencing and Boto de-risking activities.

Sustaining

Sustaining capital guidance of $120 million and is expected to be higher than the amount expended in 2020. Total sustaining capitalized stripping of $10 million is included in sustaining capital and is also expected to be higher than in 2020. Both increases reflect re-sequencing of activities from 2020.

Non-sustaining (Development/Expansion)

Rosebel's non-sustaining capital of $75 million includes the completion of non-critical path items related to Saramacca construction, targeted for completion in the first half of 2021, and non-sustaining capitalized stripping of $45 million. Essakane's non-sustaining capital of $90 million primarily comprises $65 million in capitalized stripping for future production, tailings liners, village resettlement activities and the completion of the mill optimization project, targeted for completion in the second quarter 2021. Westwood's non-sustaining capital of $10 million is primarily for underground development.

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020 PAGE 11

MARKET TRENDS

GLOBAL FINANCIAL MARKET CONDITIONS

The market price of gold was $1,888 per ounce at the end of 2020. This represented an appreciation of approximately 25% since the beginning of the year. Market volatility in gold was high, reflecting global economic uncertainties. In August, the price of bullion reached a historical high of $2,075 per ounce. Factors such as low interest rates around the world and the weakened value of the U.S. dollar increased investor’s desire to hold gold in their portfolio during this time. The price of gold is a key driver of the Company’s profitability.

	Three months ended		Years ended
	December 31,		December 31,
	2020	2019	2020	2019
Average market gold price ($/oz)	$1,874	$1,481	$1,769	$1,392
Average realized gold price[1] ($/oz)	$1,865	$1,480	$1,778	$1,397
Closing market gold price ($/oz)			$1,888	$1,515

1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

CURRENCY AND OIL PRICE

The U.S. dollar is the Company’s functional currency. The Company's revenues are denominated in U.S. dollars as gold is priced in U.S. dollars. The Company’s main exposures in 2020 are the Canadian dollar, the euro and oil prices, which have a direct impact on the Company’s Canadian and international mining activities and operations.

The Canadian dollar appreciated approximately 2% against the U.S. dollar in 2020. The interest rate differential favoured the Canadian dollar as U.S. yields moved to near record lows in 2020. U.S. nominal yields stayed firmly below 1% which were lower than Canadian yields for most of 2020.

The euro rallied significantly during 2020, gaining approximately 9% against the U.S. dollar. Diverging economic policies contributed to a significant narrowing of the interest rate differential between the U.S. and the Euro Zone. The U.S. Federal Reserve leaned more toward monetary policy accommodation to stabilize the U.S. economy while the European Central Bank kept its policy rate steady throughout 2020. The euro benefitted considerably from this policy divergence.

The Company is forecasting foreign exchange cash flows of approximately C$820 million in 2021. These exposures relate to operational and capital expenditures in Canada. The Company’s hedging strategy is designed to mitigate the risk of exposure to exchange rate volatility of the Canadian dollar. Refer to Financial condition - Market risk section for more information. The Company has little euro exposure as it sells a portion of its gold in euros to meet its expenses in West Africa.

The COVID-19 pandemic saw global demand for crude contract substantially in 2020. Economic activities in many countries were adversely affected by the prolonged pandemic shutdown. A sharp decline in global travel has also contributed to reduced energy consumption. All of these factors contributed to the price of Brent and WTI depreciating approximately 20% in 2020.

The Company expects its fuel consumption in 2021 to be the equivalent of approximately 1.3 million barrels of oil for its mining operations in West Africa and South America. The Company’s hedging strategy is designed to mitigate the risk of exposure to price volatility of oil. Refer to Financial condition - Market risk section for more information.

	Three months ended		Years ended
	December 31,		December 31,
	2020	2019	2020	2019
Average rates
USDCAD	1.3027	1.3198	1.3409	1.3268
EURUSD	1.1930	1.1073	1.1419	1.1194
Closing rates
USDCAD			1.2754	1.2963
EURUSD			1.2228	1.1227
Average Brent price ($/barrel)	$45	$62	$43	$64
Closing Brent price ($/barrel)			$52	$66
Average WTI price ($/barrel)	$43	$57	$39	$57
Closing WTI price ($/barrel)			$49	$61

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020 PAGE 12

SENSITIVITY IMPACT

The following table provides estimated sensitivities around certain inputs, excluding the impact of the Company’s hedging program which can affect the Company’s operating results, assuming expected 2021 production levels:

	Change of	Annualized impact on Cost of Sales[1] $/oz	Annualized impact on Total Cash Costs[2] $/oz	Annualized impact on All-in Sustaining Costs[2] $/oz
Gold price[3]	$100/oz	$7/oz	$7/oz	$7/oz
Oil price	$10/barrel	$13/oz	$13/oz	$15/oz
USDCAD	$0.10	$10/oz	$10/oz	$15/oz
EURUSD	$0.10	$14/oz	$14/oz	$20/oz

1 Cost of sales, excluding depreciation, on an attributable ounce sold basis (excluding the non-controlling interest of 10% at Essakane and 5% at Rosebel).

2 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Total cash costs and all-in sustaining costs consist of Essakane, Rosebel and Westwood on an attributable basis.

3 Gold price sensitivities relate to royalty cost arrangements and additional costs with a gold price link, which are included in total cost of sale, cash costs and all-in sustaining costs.

ANNUAL UPDATES

OPERATIONS

The table below presents gold sales attributable to the Company and average realized gold price1 per ounce sold.

	Attributable Gold Sales[1]			Average Realized Gold Price[2]
	(000s oz)			($/oz)
Three months ended December 31,	2020	2019	2018	2020	2019	2018
Continuing operations	172	184	206	$1,865	$1,480	$1,233

	Attributable Gold Sales[1]			Average Realized Gold Price[2]
	(000s oz)			($/oz)
Years ended December 31,	2020	2019	2018	2020	2019	2018
Continuing operations	646	707	812	$1,778	$1,397	$1,270

1 Includes Essakane and Rosebel at 90% and 95%, respectively.

2 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

The table below presents gold production attributable to the Company and cost of sales2 per ounce sold.

	Gold Production			Cost of Sales[1]
	(000s oz)			($ per ounce)
Three months ended December 31,	2020	2019	2018	2020	2019	2018
Continuing operations
Essakane (90%)	103	94	103	$993	$767	$763
Rosebel (95%)	52	56	85	1,135	1,108	856
Westwood (100%)	14	29	28	1,083	1,019	1,086
	169	179	216	$1,045	$912	$843
Cost of sales[1] ($/oz)				$1,045	$912	$843

	Gold Production			Cost of Sales[1]
	(000s oz)			($ per ounce)
Years ended December 31,	2020	2019	2018	2020	2019	2018
Continuing operations
Essakane (90%)	364	368	405	$1,023	$884	$762
Rosebel (95%)[2]	210	251	287	1,068	1,007	857
Westwood (100%)[3]	79	91	129	1,175	1,061	886
	653	710	821	$1,057	$950	$815
Cost of sales[1] ($/oz)				$1,057	$950	$815

1 Cost of sales, excluding depreciation, as disclosed in note 38 of the Company's annual consolidated financial statements expressed on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel).

2 Cost of sales per ounce sold for Rosebel does not include the impact of normalization of costs for the year ended 2020 of $nil (2019 - $13 per ounce; 2018 - $nil).

3 Cost of sales per ounce sold for Westwood does not include the impact of normalization of costs for the year ended 2020 of $nil (2019 - $16 per ounce; 2018 - $nil).

______________________________

1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

2 Cost of sales, excluding depreciation, as disclosed in note 38 of the Company's annual consolidated financial statements expressed on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel).

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020 PAGE 13

The table below presents total cash costs1 per ounce produced and all-in sustaining costs1 per ounce sold.

	Total Cash Costs[1]			All-in Sustaining Costs[1,2]
	($ per ounce produced)			($ per ounce sold)
Three months ended December 31,	2020	2019	2018	2020	2019	2018
Continuing operations
Essakane (90%)	$928	$848	$723	$1,153	$1,006	$1,114
Rosebel (95%)	1,133	1,074	774	1,310	1,307	981
Westwood (100%)	1,016	1,007	1,102	1,212	1,117	1,334
	$998	$944	$792	$1,294	$1,175	$1,141
Cash costs, excluding royalties	$909	$877	$742
Royalties	89	67	50
Total cash costs[1]	$998	$944	$792
All-in sustaining costs[1,2]				$1,294	$1,175	$1,141

	Total Cash Costs[1]			All-in Sustaining Costs[1,2]
	($ per ounce produced)			($ per ounce sold)
Years ended December 31,	2020	2019	2018	2020	2019	2018
Continuing operations
Essakane (90%)	$936	$871	$718	$1,098	$1,028	$1,002
Rosebel (95%)[3]	1,017	958	831	1,224	1,165	1,006
Westwood (100%)[4]	1,117	911	884	1,286	1,079	1,073
	$984	$907	$783	$1,232	$1,141	$1,068
Cash costs, excluding royalties	$900	$843	$730
Royalties	84	64	53
Total cash costs[1]	$984	$907	$783
All-in sustaining costs[1,2]				$1,232	$1,141	$1,068

1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

2 All-in sustaining costs include corporate general and administrative costs. Refer to all-in sustaining costs reconciliation on page 39.

3 Total cash costs per ounce produced and all-in sustaining costs per ounce sold for Rosebel include the impact of normalization of costs for the year ended 2020 of $nil (2019 - $13 per ounce; 2018 - $nil).

4 Total cash costs per ounce produced and all-in sustaining costs per ounce sold for Westwood include the impact of normalization of costs for the year ended 2020 of $nil (2019 - $16 per ounce; 2018 - $nil).

______________________________

1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020 PAGE 14

CAPITAL EXPENDITURES

	Three months ended			Years ended
	December 31,			December 31,
($ millions)	2020[1]	2019[1]	2018[2]	2020[1]	2019[1]	2018[2]
Sustaining
Essakane[3]	$16.7	$9.8	$35.4	$37.3	$39.0	$102.5
Rosebel[3]	8.1	9.4	11.0	29.3	42.7	43.7
Westwood	2.1	3.3	6.6	11.7	13.8	23.5
Total gold segments	26.9	22.5	53.0	78.3	95.5	169.7
Corporate and other	0.4	—	0.1	0.8	0.4	1.2
	$27.3	$22.5	$53.1	$79.1	$95.9	$170.9
Non-sustaining (Development/Expansion)
Essakane	$20.7	$13.7	$23.6	$76.4	$62.0	$55.7
Rosebel	12.3	14.1	5.7	38.5	41.0	21.0
Westwood	1.9	3.2	7.9	9.5	17.9	31.6
Total gold segments	34.9	31.0	37.2	124.4	120.9	108.3
Boto Gold Project	6.2	1.1	0.4	16.1	3.3	3.9
Côté Gold Project	38.0	6.8	4.7	73.1	31.3	17.8
	$79.1	$38.9	$42.3	$213.6	$155.5	$130.0
Total
Essakane	$37.4	$23.5	$59.0	$113.7	$101.0	$158.2
Rosebel	20.4	23.5	16.7	67.8	83.7	64.7
Westwood	4.0	6.5	14.5	21.2	31.7	55.1
Total gold segments	61.8	53.5	90.2	202.7	216.4	278.0
Corporate and other	0.4	—	0.1	0.8	0.4	1.2
Boto Gold Project	6.2	1.1	0.4	16.1	3.3	3.9
Côté Gold Project	38.0	6.8	4.7	73.1	31.3	17.8
	$106.4	$61.4	$95.4	$292.7	$251.4	$300.9
Capitalized Stripping
(Included in Sustaining and Non-sustaining)
Essakane[4]	$15.6	$7.6	$11.5	$57.8	$34.0	$58.4
Rosebel[4]	7.3	3.8	1.4	14.9	6.7	6.6
Total gold segments	$22.9	$11.4	$12.9	$72.7	$40.7	$65.0

1 Capital expenditures include cash expenditures for property, plant and equipment and exploration and evaluation assets.

2 Capital expenditures include cash expenditures for property, plant and equipment, exploration and evaluation assets and finance lease payments.

3 On an attributable basis, Essakane (90%) and Rosebel (95%) sustaining capital expenditures for the fourth quarter 2020 were $15.0 million and $7.7 million, respectively (2019 - $8.8 million and $8.9 million; 2018 - $31.9 million and $10.5 million), and for the year ended 2020 were $33.6 million and $27.8 million, respectively (2019 - $35.1 million and $40.6 million; 2018 - $92.3 million and $41.5 million).

4 Includes non-sustaining capitalized stripping for Essakane and Rosebel for the fourth quarter 2020 of $15.6 million and $7.3 million, respectively (2019 - $7.6 million and $3.4 million; 2018 - $nil) and for the year ended 2020 of $57.8 million and $14.9 million, respectively (2019 - $30.4 million and $3.4 million; 2018 - $nil).

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020 PAGE 15

Burkina Faso – Essakane Mine (IAMGOLD interest – 90%)

Summarized Results 100% Basis, unless otherwise stated

	Three months ended			Years ended
	December 31,			December 31,
	2020	2019	2018	2020	2019	2018
Mine operating statistics
Ore mined (000s t)	3,710	5,557	3,927	15,762	17,702	13,866
Waste mined (000s t)	9,816	9,268	9,492	39,479	38,605	36,825
Total material mined (000s t)	13,526	14,825	13,419	55,241	56,307	50,691
Strip ratio[1]	2.6	1.7	2.4	2.5	2.2	2.7
Ore milled (000s t)	3,266	3,213	3,089	12,439	13,373	13,031
Head grade (g/t)	1.34	1.07	1.27	1.18	1.04	1.18
Recovery (%)	81	94	90	86	91	91
Gold production - (000s oz)	114	104	114	404	409	450
Attributable gold production - 90% (000s oz)	103	94	103	364	368	405
Gold sales - (000s oz)	115	109	105	399	413	444

Performance measures
Average realized gold price[2] ($/oz)	$1,864	$1,476	$1,232	$1,791	$1,400	$1,269
Cost of sales[3] ($/oz)	$993	$767	$763	$1,023	$884	$762
Cash costs[2] excluding royalties ($/oz)	$833	$775	$674	$845	$805	$663
Royalties ($/oz)	$95	$73	$49	$91	$66	$55
Total cash costs[2] ($/oz)	$928	$848	$723	$936	$871	$718
All-in sustaining costs[2] ($/oz)	$1,153	$1,006	$1,114	$1,098	$1,028	$1,002

1 Strip ratio is calculated as waste mined divided by ore mined.

2 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

3 Cost of sales, excluding depreciation, as disclosed in note 38 of the Company's annual consolidated financial statements expressed on an attributable ounce sold basis (excluding the 10% non-controlling interest).

Attributable gold production for the fourth quarter was higher by 10% compared to the same prior year period, primarily due to the focus on mining in higher grade zones which was partially offset by lower recoveries resulting from the higher graphitic content of the ore. Attributable gold production for the year ended 2020 was lower by 1% compared to the same prior year period, primarily due to lower mill throughput from processing higher quantities of harder rock and lower recoveries, partially offset by higher grades.

Material mined in the fourth quarter was lower compared to the same prior year period due to changes in mine sequencing which led to higher waste mining in upper areas of the pit and lower ore mining at the bottom of the pit. Material mined during the year ended 2020 was slightly lower compared to the same prior year period as fewer mining crews were available resulting from COVID-19 restrictions. Although the Mill Upgrade Project (the “Mill Upgrade”) was impacted by delays in fabrication and international delivery schedules resulting from the global COVID-19 pandemic, all required equipment arrived onsite and the installation commenced in the fourth quarter. The Mill Upgrade is scheduled to be completed in the first quarter 2021.

Essakane implemented strict COVID-19 protocols to ensure the health and safety of employees, including social distancing, hand washing stations, the mandatory use of masks on site and in the offices in Ouagadougou, modifications to work rotations, the use of rapid antigen tests on employees entering the site and the quarantining of all positive and suspected cases. Additional measures included reconfiguration of site facilities to accommodate physical distancing rules, 24/7 ambulance service and air evacuation plans for emergency situations. As these protocols were embedded in the operations, Essakane progressively reached normal capacity in the third quarter 2020. A project to add 200 beds was completed in the third quarter for alignment with the COVID-19 protocols. In addition, a 20-bed field hospital and a medical confinement house were established in Ougadougou to accommodate COVID-19 cases.

As well, detailed safety procedures were developed, communication channels were created for questions and concerns, and regular inspections were conducted by internal site health professionals and by the local health authorities to ensure these measures were appropriately implemented and consistently followed.

Cost of sales per ounce sold for the fourth quarter and year ended 2020 were higher by 29% and 16%, respectively, compared to the same prior year periods primarily due to higher operating costs resulting from additional drawdowns of stockpiles to feed the mill, increased cyanide consumption to accommodate changing ore characteristics, and higher royalties driven by higher realized gold prices.

Total cash costs per ounce produced for the fourth quarter and year ended 2020 were higher by 9% and 7%, respectively, compared to the same prior year periods. As noted above, this was primarily due to higher operating costs and higher royalties.

All-in sustaining costs per ounce sold for the fourth quarter 2020 were higher by 15% compared to the same prior year period, primarily due to increased cost of sales per ounce and increased sustaining capital expenditures for mobile equipment. All-in sustaining costs per ounce sold for the year ended 2020 were higher by 7%, compared to the same prior year period, primarily due to increased cost of sales per ounce partially offset by lower sustaining capital expenditures.

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020 PAGE 16

Sustaining capital expenditures for the fourth quarter 2020 of $16.7 million included mobile equipment of $7.0 million, capital spares of $3.2 million, camp safety & security of $2.1 million, power generator overhaul of $1.6 million, mill enhancements of $0.4 million, resource development of $0.1 million, and various other sustaining capital expenditures of $2.3 million. Non- sustaining capital expenditures of $20.7 million included capitalized stripping of $15.6 million, tailings liners and dams of $3.3 million, mill upgrade of $1.0 million and various other non-sustaining capital expenditures of $0.8 million.

Sustaining capital expenditures for the year ended 2020 of $37.3 million included capital spares of $11.4 million, mobile equipment of $7.9 million, camp safety and security improvements of $4.6 million, mill enhancements of $3.3 million, power generator overhaul of $2.4 million, resource development of $1.4 million, and various other sustaining capital expenditures of $6.3 million. Non sustaining capital expenditures for the year ended 2020 of $76.4 million included capitalized stripping of $57.8 million, tailings liners and dams of $11.9 million, mill upgrade of $4.6 million, camp extension of $1.3 million, and other non- sustaining capital expenditures of $0.8 million.

Outlook

Essakane's attributable production in 2021 is expected to be between 365,000 and 390,000 ounces. Capital expenditures are expected to be approximately $150 million, comprising $60 million of sustaining capital expenditures and $90 million of non- sustaining capital expenditures. Sustaining capital of $60 million includes capitalized stripping ($10 million), capital spares ($14 million), mobile equipment ($10 million), major rebuilds & repairs ($5 million), generator overhaul ($3 million), mill equipment ($3 million), resource development ($2 million), and other sustaining capital expenditures ($13 million). Non-sustaining capital of $90 million includes expansionary capitalized stripping ($65 million), tailings liners ($11 million), village resettlement activities ($8 million), the tailings thickening plant ($3 million) and mill upgrades ($3 million).

Suriname – Rosebel Mine (IAMGOLD interest – 95%)

Summarized Results 100% Basis, unless otherwise stated

	Three months ended			Years ended
	December 31,			December 31,
	2020	2019	2018	2020	2019	2018
Mine operating statistics
Ore mined[1] (000s t)	1,987	2,318	4,497	7,032	12,277	16,098
Waste mined[1] (000s t)	11,121	10,602	12,136	35,348	41,049	48,076
Total material mined[1] (000s t)	13,108	12,920	16,633	42,380	53,326	64,174
Strip ratio[1,2]	5.6	4.6	2.7	5.0	3.3	3.0
Ore milled[1] (000s t) - Total	2,663	2,900	3,037	10,320	12,166	12,209
Ore milled (000s t) - Rosebel Concession	1,305	2,900	3,037	7,973	12,166	12,209
Ore milled[1] (000s t) - Saramacca Concession	1,358	—	—	2,347	—	—
Head grade[1] (g/t)	0.90	0.68	0.95	0.82	0.71	0.82
Recovery[1] (%)	88	94	96	91	95	94
Gold production[1] (000s oz) - 100%	68	59	89	245	264	302
Gold production[3] (000s oz) - Owner Operator	55	59	89	221	264	302
Attributable gold production[3] (000s oz) - 95%	52	56	85	210	251	287
Gold sales[3] (000s oz) - 100%	55	60	91	216	254	304

Performance measures
Average realized gold price[3,4] ($/oz)	$1,870	$1,483	$1,234	$1,757	$1,387	$1,268
Cost of sales[3,5,6] ($/oz)	$1,135	$1,108	$856	$1,068	$1,007	$857
Cash costs[3,4] excluding royalties ($/oz)	$1,032	$985	$707	$915	$877	$760
Royalties ($/oz)	$101	$89	$67	$102	$81	$71
Total cash costs[3,4] ($/oz)	$1,133	$1,074	$774	$1,017	$958	$831
All-in sustaining costs[3,4] ($/oz)	$1,310	$1,307	$981	$1,224	$1,165	$1,006

1 Includes Saramacca at 100%.

2 Strip ratio is calculated as waste mined divided by ore mined.

3 Includes Saramacca at 70% from April 1, 2020.

4 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

5 Cost of sales, excluding depreciation, as disclosed in note 38 of the Company's annual consolidated financial statements expressed on an attributable ounce sold basis (excluding the 5% non-controlling interest).

6 Cost of sales per ounce sold does not include the impact of normalization of costs for the year ended 2020 of $nil (2019 - $38 per ounce; 2018 - $nil).

Attributable gold production for the fourth quarter was lower by 7% compared to the same prior year period primarily due to lower throughput resulting from unplanned mill maintenance to reline the ball mills. This decrease was partially offset by higher grades as a result of mining at the Saramacca deposit delivering 1.36 million tonnes of ore at a grade of 1.14 g/t Au.

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020 PAGE 17

Attributable gold production for the year ended 2020 was lower by 16%, compared to the same prior year period primarily due to the temporary work stoppage from June 12 to July 24, 2020. This decrease was partially offset by higher grades from mining at the Saramacca deposit delivering a total of 2.35 million tonnes of ore at a grade of 1.27 g/t Au.

The Saramacca haul road was completed in the fourth quarter. The project to increase camp capacity, to meet newly implemented social distancing requirements, is underway as all modules arrived on site during the quarter and are being assembled.

Additional non-critical Saramacca infrastructure will be completed in the first half of 2021.

Rosebel implemented strict COVID-19 protocols to ensure the health and safety of employees, including social distancing, the mandatory use of masks in public places or where social distancing is not possible, modifications to work rotations, the use of rapid antigen tests on 40% of employees entering the site and all contact cases and symptomatic cases on site were isolated in separate designated blocs. Confirmed cases at site were transported to Paramaribo for isolation and treatment in government medical facilities. As these protocols were embedded in the operations, the workforce recall was expanded with Rosebel operating at 75% of mining capacity by the end of the fourth quarter 2020. To accommodate the full workforce under the COVID-19 protocols, a project is underway that is expected to add an additional 300 beds by the second quarter 2021. The Mill was operating at its normal rate by the end of July with ore sourced primarily from stockpiles. Mine direct feed is planned to increase with the augmented manpower on site by the second quarter 2021. And Saramacca achieved planned mining rates in the fourth quarter. The collective labour agreement with the Rosebel Union expired on August 15, 2020. Negotiations for a new agreement continue to progress.

Cost of sales per ounce sold and total cash costs per ounce produced for the fourth quarter were higher by 2% and 5% respectively, compared to the same prior year periods, primarily due to lower sales and production volumes, and higher royalties driven by higher realized gold prices. Cost of sales per ounce sold and total cash costs per ounce produced for the year ended 2020 were both higher compared to the prior year by 6%. This was primarily due to the reduction in sales and production volumes resulting from the temporary work stoppage from June 12 to July 24, 2020 related to the introduction of COVID-19 safety protocols, as well as higher royalties, resulting from higher realized gold prices.

All-in sustaining costs per ounce sold for the fourth quarter 2020 were consistent with the same prior year period. All-in sustaining costs per ounce sold for the year ended 2020 were higher by 5% primarily due to higher cost of sales per ounce, partially offset by lower sustaining capital expenditures.

Sustaining capital expenditures for the fourth quarter 2020 of $8.1 million included resource development of $2.4 million, capital spares of $1.9 million, building upgrades of $0.7 million, mill enhancements of $0.7 million, tailings management of $0.4 million, mobile equipment of $0.4 million and various other sustaining capital expenditures of $1.6 million. Non-sustaining capital expenditures for the fourth quarter 2020 of $12.3 million included capitalized stripping of $7.3 million, $4.5 million related to the Saramacca Project and $0.5 million for the camp capacity expansion.

Sustaining capital expenditures for the year ended 2020 of $29.3 million included capital spares of $10.9 million, resource development of $4.6 million, mill equipment of $3.3 million, building upgrades of $2.7 million, tailings management of $1.9 million, mobile equipment of $1.0 million and various other sustaining capital expenditures of $4.9 million. Non-sustaining capital expenditures for the year ended 2020 of $38.5 million included $22.6 million related to the Saramacca Project, $14.9 million of capitalized stripping and $1.0 million for the camp capacity expansion. The Saramacca Project costs of $22.6 million were related to haul road, bridge and other infrastructure construction, and associated costs of vehicles and mobile equipment.

Outlook

Rosebel's attributable production in 2021 is expected to be between 220,000 and 245,000 ounces. Capital expenditures are expected to be approximately $125 million, comprising $50 million of sustaining and $75 million of non-sustaining capital. Sustaining capital of $50 million includes capital spares ($23 million), mill upgrades ($8 million), resource development ($6 million), tailings management ($5 million), water management ($3 million), mobile equipment ($3 million), and other small projects ($2 million). Non-sustaining capital of $75 million is to secure strategic expansionary pushbacks within the Rosebel concession ($45 million) including accompanying pit infrastructure ($6 million) and the completion of infrastructure and civil works on the Saramacca property ($24 million).

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020 PAGE 18

Canada – Westwood Mine (IAMGOLD interest – 100%)

Summarized Results

	Three months ended			Years ended
	December 31,			December 31,
	2020	2019	2018	2020	2019	2018
Mine operating statistics
Ore mined (000s t) - Underground	40	173	133	370	537	576
Ore mined (000s t) - Other Sources	169	—	—	558	—	—
Ore mined (000s t) - Total	209	173	133	928	537	576
Ore milled (000s t)	221	218	136	932	625	693
Head grade (g/t) - Underground	6.86	4.37	6.78	5.44	4.82	6.11
Head grade (g/t) - Other Sources	1.20	—	—	1.10	—	—
Head grade (g/t) - Total	2.24	4.37	6.78	2.83	4.82	6.11
Recovery (%)	93	93	95	94	94	94
Gold production - (000s oz)	14	29	28	79	91	129
Gold sales - (000s oz)	15	29	26	81	94	124

Performance measures
Average realized gold price[1] ($/oz)	$1,864	$1,486	$1,232	$1,771	$1,407	$1,274
Cost of sales[2,3] ($/oz)	$1,083	$1,019	$1,086	$1,175	$1,061	$886
Total cash costs[1] ($/oz)	$1,016	$1,007	$1,102	$1,117	$911	$884
All-in sustaining costs[1] ($/oz)	$1,212	$1,117	$1,334	$1,286	$1,079	$1,073

1  This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

2  Cost of sales, excluding depreciation, as disclosed in note 38 of the Company's annual consolidated financial statements expressed on an ounce sold basis.

3  Cost of sales per ounce sold does not include the impact of normalization of costs for the year ended 2020 of $nil per ounce (2019 - $121 per ounce; 2018 - $nil).

On November 23, 2020, the Company announced a temporary reduction in the underground workforce of approximately 70% at the Westwood mine, as the underground operations were placed in care and maintenance following the seismic event on October 30, 2020. As reported on November 2, 2020, the cause of the seismic event is under investigation while a business recovery plan for Westwood is being assessed. The Westwood mill restarted on November 4, 2020, processing stockpile material and Grand Duc open pit ore.

Despite the underground operation suspension, the permitting process, environmental studies and sampling have commenced on the Fayolle property, which was acquired in the second quarter.

Gold production for the fourth quarter and the year ended 2020 was 52% and 13% lower, respectively, primarily due to the underground mine being put into care and maintenance. Despite the challenges faced by Westwood, the additional ore sourced from Grand Duc resulted in the highest annual mill throughput performance since 2005.

Cost of sales per ounce sold and total cash costs per ounce produced for the fourth quarter were higher by 6% and 1% respectively, compared to the same prior year period, primarily due to lower sales and production volumes that were partially offset by lower operating costs as the underground mine was placed in care and maintenance in the fourth quarter 2020. Cost of sales per ounce sold and total cash costs per ounce produced for the year ended 2020 were higher compared to the prior year by 11% and 23%, respectively. This was primarily due to the reduction in sales and production volumes.

All-in sustaining costs per ounce sold for the fourth quarter and year ended 2020 were higher compared to the same prior year period by 9% and 19% respectively, primarily due to higher cost of sales per ounce partially offset by lower sustaining capital expenditures as a result of COVID-19 restrictions and the underground mine suspension.

Sustaining capital expenditures for the fourth quarter 2020 of $2.1 million included deferred development of $0.9 million, underground construction of $0.5 million, underground fixed equipment of $0.3 million, mobile equipment of $0.1 million and various other sustaining capital expenditures of $0.3 million. Non-sustaining capital expenditures for the fourth quarter 2020 of $1.9 million included deferred development of $0.9 million, fixed and mill equipment of $0.4 million, underground construction of $0.1 million, development drilling of $0.1 million and various other non-sustaining capital expenditures of $0.4 million.

Sustaining capital expenditures for the year ended 2020 of $11.7 million included deferred development of $7.0 million, underground fixed equipment of $2.3 million, underground construction of $1.7 million, mobile equipment of $0.2 million, and various other sustaining capital expenditures of $0.5 million. Non-sustaining capital expenditures for the year ended 2020 of $9.5 million included deferred development of $5.7 million, development drilling of $1.4 million, underground construction of $0.9 million, fixed and mill equipment of $0.5 million, mobile equipment of $0.3 million, and various other non-sustaining capital expenditures of $0.7 million.

Westwood was placed on care and maintenance on March 25, 2020, along with other mining companies province-wide, as directed by the Government of Quebec in response to the COVID-19 pandemic as mining was considered a non-essential business. Subsequently on April 15, 2020, Westwood commenced the restart of operations from care and maintenance following the April 13, 2020 confirmation from the Government of Quebec that mining is an essential business. The restart at Westwood was done in accordance with the standards set by the Government of Quebec, the Public Health Directorate and the Commission des normes, de l'équité, de la santé et de la sécurité du travail ("CNESST") to limit the risk of the spread of COVID-19. Ramp-up activities included training employees on new procedures and sanitary measures, adjusted work schedules and transport, and physical distancing and protective equipment. In addition, site access controls have been enhanced, including temperature checks on all employees and visitors entering the site.

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020 PAGE 19

Outlook

Westwood’s production in 2021 is expected to be between 45,000 and 65,000 ounces with underground extraction activities expected to restart in the second half of the year supported by an operational resiliency plan targeting the safe extraction from multiple zones in the mine. Capital expenditures are expected to be approximately $20 million, consisting of $10 million in sustaining and $10 million in non-sustaining capital.

DISCONTINUED OPERATIONS

Mali – Sadiola Mine (IAMGOLD interest – 41%)

On December 30, 2020, the Company together with its joint venture partner AngloGold Ashanti Limited ("AGA") completed the sale of their collective interest in Société d'Exploitation des Mines d'Or de Sadiola S.A. ("Sadiola") to Allied Gold Corp ("Allied Gold"). Upon closing, the Company and AGA each received $25.0 million. In addition, on January 4, 2021, the Company and AGA each received additional consideration of $1.8 million based upon the amount by which the cash balance of Sadiola at April 30, 2020 was greater than the amount agreed pursuant to the agreement entered into by the Company and AGA with Allied Gold in December 2019. The Company and AGA remain entitled to deferred consideration of $12.5 million each upon the production of the first 250,000 ounces from the Sadiola Sulphides Project ("SSP"), $12.5 million each upon the production of a further 250,000 ounces from the SSP, and $1.25 million each in the event a favourable settlement is achieved by Sadiola in ongoing litigation pending before the Malian courts.

Mali - Yatela Mine (IAMGOLD interest - 40%)

On February 14, 2019, Sadiola Exploration Limited ("SADEX"), a subsidiary jointly held by the Company and AGA, entered into a share purchase agreement with the Government of Mali, whereby SADEX agreed to sell to the Government of Mali its 80% participation in Société d’Exploitation des Mines d’Or de Yatela ("Yatela"), for a consideration of $1. The transaction remains subject to the fulfillment of a number of conditions precedent, among which the adoption of two laws, confirming the change of status of Yatela to a State Entity, and also the creation of a dedicated state agency, notably in charge of mine rehabilitation and closure. As part of the transaction, and upon its completion, the Company will make a one-time payment of approximately $18.5 million to the said state agency, in an amount corresponding to the estimated costs of completing the rehabilitation and closure of the Yatela mine, and also financing certain outstanding social programs. Upon completion and this payment being made, SADEX and its affiliated companies will be released of all obligations relating to the Yatela mine, including those relating to rehabilitation, mine closure and the financing of social programs.

As of March 31, 2019, the Yatela disposal group met the criteria to be classified as held for sale. The Yatela disposal group continues to meet the criteria to be classified as held for sale as the Company remains confident that the conditions precedent will be fulfilled and the sale will close.

Together the Sadiola and Yatela disposal groups are considered a separate geographical area of operation and have therefore been presented as discontinued operations in the Consolidated statement of earnings (loss).

DEVELOPMENT PROJECTS

Côté Gold Project, Canada

The Côté Gold Project is a 70:30 joint venture between IAMGOLD as the operator, and Sumitomo Metal Mining Co., Ltd. ("SMM"). On July 21, 2020, the Company, together with SMM, announced the decision to proceed with the construction of the Project, which at a gold price of $1,700, on a 100% basis, is expected to have a net present value of $2.0 billion and an internal rate of return of 22.4% (see news release dated July 21, 2020).

As at December 31, 2020, the Project reported (on a 100% basis) proven and probable mineral reserves of 233.0 million tonnes grading 1.0 g/t Au for 7.3 million contained ounces. Measured and indicated resources (inclusive of reserves) totaled 365.5 million tonnes grading 0.9 g/t Au for 10.2 million contained ounces, and inferred resources totaled 189.6 million tonnes grading 0.6 g/t Au for 3.8 million contained ounces (see news release dated February 17, 2021).

In line with company-wide COVID-19 safety protocols, additional steps have been taken to protect the health and safety of employees and contractors at the Project, including PCR testing of all personnel and visitors entering the site and the mandatory use of masks in vehicles, common areas, or where social distancing is not possible. In addition to PCR testing, the Company expects to implement antigen testing. Both tests are diagnostic tools intended to reduce the spread of COVID-19 through detection and quarantine as appropriate.

The planned construction schedule is 32 months, with the following key milestones:

• Construction start: Q3 2020 – commenced on schedule

• Major earthworks start: Q2 2021 – commenced early, in Q1 2021

• Process building enclosed: Q1 2022

• Tailings Management Facility Phase 1 completed: Q4 2022

• Commissioning completed: Q3 2023

• Commercial production: H2 2023

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020 PAGE 20

The Company’s total expenditures (exclusive of sunk costs) from July 1, 2020, for its 70% share of the Project construction costs, net of leasing, remain in the range of $875 million to $925 million. IAMGOLD’s share of leasing is expected to be approximately $120 million, assuming a go-forward USDCAD exchange rate of 1.30 (previously approximately $80 million at an exchange rate of 1.35).

Total expenditures are primarily comprised of capital expenditures. Non-capital expenditures represent approximately 4% of the total. Total expenditures are currently expected to be incurred as set out in the table below. The minor changes from year to year reflect the timing of lease arrangements and non-critical path capital expenditures following advancement of detailed engineering and procurement with no impact on the overall Project schedule.

Distribution of Spend

Year	% Total Expenditures
	Original Estimate	Current Estimate
2020: (from July 1)	10%	6%
2021:	45%	41%
2022:	35%	35%
2023:	10%	18%

The Côté Gold Project’s costs are exposed to the Canadian dollar. As at year end and including contracts subsequently executed, the Company has hedged this exposure using forwards and collar options as follows: for 2021, approximately 44% of this exposure is hedged in the range of USDCAD 1.28 to 1.47. In addition, the Company has allocated approximately C$145 million of cash on hand to fund the Project which, together with the derivative hedges, increases the percentage of the exposure hedged to approximately 73%. For 2022, approximately 28% of this exposure is hedged in the range of USDCAD 1.30 to 1.48; and for the remaining construction costs related to 2023, approximately 65% of this exposure is hedged in the range of USDCAD 1.30 to 1.46. The Company will continue to execute hedges for the balance of the Project’s Canadian dollar exposure as appropriate. The Project is also exposed to fuel costs. The Company has hedged approximately 90% of the entire Project’s fuel exposure with collar options in the range of $33 - $50 per barrel of West Texas Intermediate oil.

During the fourth quarter 2020, activities related to the construction of the Project continued with all key permits required for currently planned construction activities in place. Additional permits are required to complete subsequent construction elements and commissioning for operations, which the Company expects to receive in due course. At December 31, 2020, detailed engineering reached 73% which has enabled the Company to obtain firm bids and secure prices on all major equipment. This included the awarding of contracts for the fabrication of long-lead items such as the ball mill and high pressure grinding rolls. As a result, approximately 45% of total expenditures from July 1, 2020 have been committed, further reducing technical and cost risks for the Project.

During the fourth quarter 2020, the earthwork contractors mobilized to site ahead of schedule and commenced work including pad preparation, road widening, and overburden stripping. Camp construction progressed with two additional dormitories in place in January 2021, allowing further ramp up at site. Of the total number of rooms planned, approximately 25% have been installed, meeting the current requirements of the site.

As at December 31, 2020, $51 million of the Project’s planned total expenditures from July 1, 2020 have been incurred.

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020 PAGE 21

	Three months ended			Years ended
	December 31,			December 31,
($ millions)	2020	2019	2018	2020	2019	2018
Capital expenditures	$38.0	$6.8	$4.7	$73.1	$31.3	$17.8

Outlook

The Project initiated earthwork construction in the first quarter 2021, ahead of schedule.

Camp construction to increase the current capacity on site will continue as planned and is expected to be fully commissioned by the second half of 2021. Detailed engineering will continue to advance and procurement will initiate the expediting phase for critical equipment contracts awarded in the fourth quarter 2020.

Total Project expenditures are expected to be $368 million in 2021, including $355 million of capital expenditures.

Greenfield Exploration

In addition to planned delineation drilling programs to support the future mining activities of the Côté deposit itself, the Company also carries out an ongoing greenfield exploration program on the Côté property. This greenfield exploration is not included in the Project budget.

In the fourth quarter 2020, the Company spent $0.5 million (2020 - $1.8 million) on greenfield exploration activities which were focused on continued delineation diamond drilling on the newly discovered Gosselin and Young-Shannon zones, located approximately 1.5 kilometres northeast of the Côté gold deposit. Approximately 4,100 metres of diamond drilling were completed during the quarter, for a total of approximately 11,800 metres completed in 2020. Subsequent to the quarter, the Company reported first assay results from the ongoing delineation drilling program with highlights including: 417.3 metres grading 0.95 g/t Au, including 197.2 metres grading 1.60 g/t Au; 353.0 metres grading 1.04 g/t Au, including 46.0 metres grading 3.39 g/t Au; and 86.0 metres grading 5.57 g/t Au, including 30.35 metres grading 14.70 g/t Au (see news release dated January 21, 2021).

In 2021, the Company expects to spend $2.8 million on greenfield exploration related to the Côté property. Approximately 17,000 metres of diamond drilling is planned, including 14,500 metres to continue the delineation drilling program on the Gosselin zone to support the completion of a maiden resource estimate, expected in the second half of 2021.

Boto Gold Project, Senegal

As at December 31, 2020, the Boto Gold Project (on a 100% basis) reported estimated probable mineral reserves totaling 29.0 million tonnes grading 1.7 g/t Au for 1.6 million contained ounces. Indicated resources (inclusive of reserves) totaled 40.6 million tonnes grading 1.6 g/t Au for 2.0 million contained ounces and inferred resources totaled 8.2 million tonnes grading 1.8 g/t Au for 469,000 contained ounces (see news release dated February 17, 2021).

In line with company-wide COVID-19 safety protocols, additional steps have been taken to protect the health and safety of employees and contractors at the Project, the mandatory use of masks in vehicles, common areas, or where social distancing is not possible and thermal screening of all personnel and visitors entering the site.

During the first quarter 2020, the Company announced that the Government of the Republic of Senegal approved the exploitation permit application for the Boto Gold Project for an initial period of 20 years. With the receipt of the mining permit, the Project is fully permitted and is positioned for a construction decision and eventual production. The Company also announced the results on various project development and operating optimizations studies undertaken since the completion of the 2018 Feasibility Study and filed a supporting National Instrument 43-101 Technical Report. The optimized study contemplates an operation that is expected to produce an average of 160,000 ounces of gold per year during the first six years of operations, averaging 130,000 ounces of gold per year at all-in sustaining costs of $842 per ounce sold over a mine life of approximately 11 years. With expected initial capital expenditures of $271 million, the study suggests an after-tax net present value (using a 6% discount rate) of $219 million using a gold price assumption of $1,350 per ounce (see news releases dated October 22, 2018, January 13, 2020, and February 14, 2020). The capital cost estimate in the Optimization Study reflects pricing as at the second quarter 2019 and is deemed to have an overall accuracy of ±15%. The Optimization Study estimate excludes escalation, inflation and the impact of project and schedule changes.

During the fourth quarter 2020, Project de-risking activities continued, with project engineering advancing to approximately 70% complete. Activities included commencing road construction, commissioning a construction camp, commencing earthworks for the permanent camp, and awarding engineering contracts related to plant equipment design. Various geotechnical and hydrogeological assessments are currently underway which will be used to refine facility and pit design. Restrictions related to the COVID-19 pandemic eased during the fourth quarter, allowing work on site to progress with the proper controls and processes in place to ensure a safe working environment for all personnel and nearby communities. Capital expenditures in 2020 totaled $16.1 million.

Throughout 2020, the Company completed approximately 23,000 metres of diamond and reverse circulation ("RC") drilling. Exploration efforts continued to focus on infill and delineation drilling aimed at resource conversion, as well as continued efforts to expand existing resources and evaluate selected target areas within the exploitation permit to discover new zones of mineralization with potential to increase existing resources.

Outlook

In 2021, capital expenditures are expected to total $60 million with an early works package that includes the completion of a year-round access road, engineering for critical plant equipment, and sustainability programs targeted to promote cohesion with local communities and ensure adequate environmental protections. Additional expenditures are being incurred in the process of de-risking and positioning the project for a construction decision. Project management efforts continue with advancement of the Project in advance of an eventual construction decision.

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020 PAGE 22

EXPLORATION

Throughout 2020, the Company was active at brownfield and greenfield exploration projects in selected countries located in West Africa and the Americas.

In 2020, expenditures for exploration and project studies totaled $36.3 million compared to $51.2 million in the prior year, of which $27.7 million was expensed and $8.6 million was capitalized. The Company's accounting policy is to expense exploration costs and capitalize costs of evaluating the technical feasibility and commercial viability of extracting a mineral resource, including those on or adjacent to existing mine sites. The decrease in total exploration and project expenditures reflected challenges and program deferrals associated with the global COVID-19 pandemic. Drilling activities on active projects and mine sites totaled approximately 192,000 metres for the year, within the 2020 program guidance.

	Three months ended			Years ended
	December 31,			December 31,
($ millions)	2020	2019	2018	2020	2019	2018
Exploration projects - greenfield	$6.1	$6.2	$7.3	$19.9	$27.7	$31.0
Exploration projects - brownfield[1]	5.1	5.2	7.2	16.4	19.3	25.8
	11.2	11.4	14.5	36.3	47.0	56.8
Feasibility and other studies	—	1.6	7.2	—	4.2	23.7
	$11.2	$13.0	$21.7	$36.3	$51.2	$80.5

1 Exploration projects - brownfield for 2020, 2019 and 2018 excluded expenditures related to Joint Ventures of $nil, $nil, and $0.2 million, respectively, and included near-mine exploration and resource development of $8.4 million, $9.9 million and $12.6 million, respectively.

OUTLOOK

In 2021, planned exploration program spending (excluding project studies) will total $56 million, comprising near mine brownfield and greenfield exploration programs. Brownfield programs will continue to focus on resource conversions at all operational sites, as well as evaluate associated regional targets to identify and delineate, as required, potential new satellite resources to sustain future production, including advancing the “hub-and-spoke” operational concept for Westwood at the Fayolle and Rouyn Gold projects in Quebec. Greenfield programs will continue to focus on the delineation and expansion of resources at the Company's development and advanced resource stage projects including: the Gosselin zone at the Côté Gold Project in Ontario, the Diakha deposit and Karita discovery near the Boto Gold Project as part of the Bambouk regional program in West Africa, and at the Nelligan Gold Project in Quebec. In addition, the Company continues to explore for new discoveries in its industry leading portfolio of advanced to early-stage greenfield projects.

The 2021 resource development and exploration program will include between 240,000 to 280,000 metres of diamond and reverse circulation (“RC”) drilling.

($ millions)	Capitalized[1]	Expensed	Total
Exploration projects - greenfield	$—	$33	$33
Exploration projects - brownfield[2]	13	10	23
	$13	$43	$56

1 The 2020 planned spending for capitalized expenditures of $13 million is included in the Company's capital spending guidance of $710 million (±5%).

2 Exploration projects - brownfield include planned near-mine exploration and resource development of $13 million.

BROWNFIELD EXPLORATION PROJECTS

The Company's mine and regional exploration teams continued to conduct systematic brownfield exploration and resource development work during 2020 at the Essakane, Rosebel and Westwood operations.

Essakane, Burkina Faso

As at December 31, 2020, the Company reported total attributable proven and probable reserves at Essakane, including heap leach reserves, of 101.8 million tonnes grading 0.9 g/t Au for 3.0 million contained ounces. Total attributable measured and indicated mineral resources (inclusive of reserves) totaled 126.4 million tonnes grading 1.0 g/t Au for 3.8 million contained ounces and attributable inferred resources totaled 9.2 million tonnes grading 1.1 g/t Au for 317,000 contained ounces. At the nearby Gossey satellite deposit, located approximately 15 kilometres northwest of the Essakane operation, attributable indicated mineral resources totaled 9.4 million tonnes grading 0.9 g/t Au for 262,000 contained ounces and inferred mineral resources totaled 2.6 million tonnes grading 0.9 g/t Au for 77,000 contained ounces (see news release dated February 17, 2021).

In the first quarter 2020, the Company filed a National Instrument 43-101 Technical Report on the Carbon-In-Leach ("CIL") and Heap Leach feasibility study which supported an investment scenario to optimize the mill and increase CIL plant capacity while postponing heap leach operations until the end of CIL operations (see news release dated February 12, 2020).

During 2020, the Company completed approximately 7,200 metres of diamond and RC drilling focused on infill and resource development at the Essakane Main Zone (“EMZ”) and the Falagountou deposit, as well as at the Tassiri satellite project, located approximately 8 kilometres southwest of the EMZ.

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020 PAGE 23

In 2021, approximately 7,200 metres of diamond and reverse circulation drilling is planned to continue to evaluate the resource potential at select high-priority targets within trucking distance to Essakane, including GEM, Korizena, and Tassiri.

Rosebel, Suriname

As at December 31, 2020, the Company reported total estimated attributable proven and probable mineral reserves at Rosebel, including the Saramacca deposit, of 124.0 million tonnes grading 1.9 g/t Au for 4.1 million contained ounces. Total attributable measured and indicated resources (inclusive of reserves) totaled 277.2 million tonnes grading 1.0 g/t Au for 8.6 million contained ounces and attributable inferred resources totaled 67.1 million tonnes grading 0.9 g/t Au for 1.9 million contained ounces (see news release dated February 17, 2021).

During 2020, the Company completed approximately 47,150 metres of diamond and RC drilling focused on evaluating potential resource expansions in the vicinity of existing operations. In the fourth quarter 2020, approximately 15,600 metres of infill diamond drilling were completed at the J Zone, Pay Caro, Koolhoven and Rosebel pits on the Rosebel mine concession to upgrade inferred resources to the indicated category. Drilling activities at the Saramacca pit were postponed to 2021. Regional exploration activities continued to evaluate various target areas largely focused along the Brokolonko – Saramacca trend. Approximately 6,300 metres of RC drilling were completed during the fourth quarter, for a total of 7200 metres for the year.

In 2021, approximately 61,000 metres of diamond and reverse circulation drilling is planned to improve resource confidence, target resource expansions and continue to explore high priority exploration targets on the mine lease and surrounding exploration concessions.

Westwood, Canada

As at December 31, 2020, the Company reported total estimated attributable proven and probable mineral reserves at Westwood of 3.9 million tonnes grading 4.9 g/t Au for 626,000 contained ounces. Total attributable measured and indicated resources (inclusive of reserves) totaled 7.2 million tonnes grading 7.0 g/t Au for 1.6 million contained ounces and attributable inferred resources totaled 7.0 million tonnes grading 8.0 g/t Au for 1.8 million contained ounces (see news release dated February 17, 2021).

During the fourth quarter 2020, underground excavation totaled 737 metres of lateral development for a total of 5,167 metres excavated in 2020. In addition, close to 5,000 metres of resource development diamond drilling and approximately 1,370 metres of geotechnical drilling were completed in the fourth quarter for a total of approximately 11,000m metres of surface and 49,700 metres of underground resource development and geotechnical diamond drilling in 2020. The diamond drilling program focused on infilling known mineralized zones as well as resource definition drilling in areas to be mined underground. The surface program focused on upgrading inferred resources at the Grand Duc satellite pit, located 1 kilometre west of the Westwood mill.

In 2021, approximately 39,000 metres of underground and surface diamond drilling are planned that will continue to focus on resource definition and development and include 10,000 metres on surface exploration projects.

GREENFIELD EXPLORATION PROJECTS

In addition to the near-mine and brownfield exploration programs described above, the Company conducted active exploration and drilling programs on a number of early to advanced stage greenfield exploration projects during 2020. Highlights included:

Diakha-Siribaya, Mali

As at December 31, 2020, the Company (on a 100% basis) reported total indicated mineral resources of 18.0 million tonnes grading 1.3 g/t Au for 744,000 contained ounces, and inferred resources of 23.2 million tonnes grading 1.6 g/t Au for 1.2 million contained ounces (see news release dated February 17, 2021).

During the fourth quarter 2020, the Company completed approximately 300 metres of RC drilling to initiate exploration of target areas near the Siribaya Zone 1B deposit. Throughout 2020, exploration activities focused on exploring selected high-priority geochemical and geophysical targets within a 20-kilometre radius of the Diakha deposit, as well as testing for extensions of the Diakha deposit along strike to the south. Approximately 2,300 metres of diamond and RC drilling were completed in 2020.

The 2021 exploration program will involve the completion of approximately 22,000 metres of infill drilling at the Diakha deposit to upgrade inferred ounces in support of ongoing evaluation studies of the Bambouk Regional Complex concept.

Karita, Guinea

The Karita Gold Project is wholly owned by IAMGOLD and was acquired in 2017 as a granted exploration permit that covers approximately 100 square kilometres, located in Guinea between the Company's Boto Gold Project in Senegal to the north, and its Diakha-Siribaya Gold Project in Mali to the south.

During 2019, a first pass drilling program totalling approximately 1,800 metres of RC drilling was completed from which reported assay results confirmed a new discovery of mineralization along this portion of the Senegal-Mali Shear Zone. Assay highlights include: 29.0 metres grading 2.96 g/t Au; 21.0 metres grading 9.01 g/t Au; and 16.0 metres grading 3.17 g/t Au (see news release dated October 2, 2019).

Throughout 2020, exploration efforts focused on logistical preparations and planning for the commencement of a resource evaluation drilling program. Due to significant logistical impacts arising from the COVID-19 pandemic in 2020, the program was delayed and has been re-scheduled for 2021. The 2021 exploration program will include an approximately 20,000 metre delineation drilling program to support a future maiden resource estimate.

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020 PAGE 24

Pitangui, Brazil

As at December 31, 2020, the Company reported (on a 100% basis) mineral resources at the São Sebastião deposit comprised of indicated resources totaling 3.3 million tonnes grading 4.4g/t Au for 470,000 contained ounces; and additional inferred resources totaling 3.6 million tonnes grading 3.8 g/t Au for 433,000 contained ounces (see news release dated February 17, 2021).

During 2020, approximately 1,100 metres of diamond drilling were completed to evaluate regional exploration targets located within the approximately 180 square kilometre exploration licenses. For much of the year, all field-based exploration activities were suspended in response to the COVID-19 pandemic.

The 2021 exploration program will continue to evaluate targeted resource expansions and evaluate selected targets on the large property position.

Monster Lake Joint Venture, Canada

As at December 31, 2020, the Company reported (on a 100% basis) inferred mineral resources of 1.1 million tonnes grading 12.1 g/t Au for 433,300 contained ounces, assuming an underground mining scenario (see news release dated February 17, 2021).

During the fourth quarter 2020, the Company acquired TomaGold’s remaining 25% interest in the Monster Lake Project. Total consideration was C$8.5 million which included a C$500,000 cash payment and the issuance of 1,464,377 common IAMGOLD shares. The Company holds an undivided 100% interest in the Project (see TomaGold’s news releases dated September 17 and November 11, 2020).

Throughout 2020, the Company completed approximately 3,000 metres of diamond drilling focused on testing the Annie Shear Zone in an effort to extend the mineralization intersected during 2019 and reported assay results which included the following highlights: 3.8 metres grading 16.9 g/t Au, 2.82 metres grading 5.63 g/t Au, and 12.3 metres grading 2.09 g/t Au (see news release dated August 13, 2020).

The 2021 exploration program will focus on identifying and evaluating new targets on a project-scale including the completion of a regional till sampling and geological mapping program. Approximately 3,400 metres of diamond drilling is also planned to continue evaluating the resource potential of the Annie Shear Zone, located along the +4 km long structural corridor hosting the Megane 325 resource.

Nelligan Joint Venture, Canada

The Nelligan Gold Project is currently operating as a 75:25 earn-in option to joint venture with Vanstar Mining Resources Inc., with the Company holding an option to earn an additional 5% interest. The Project is located approximately 15 kilometres south of the Monster Lake Project in the Chapais - Chibougamau area in Quebec.

As at December 31, 2020, the Company reported (on a 100% basis) inferred mineral resources of 97.0 million tonnes grading 1.0 g/t Au for 3.2 million contained ounces (see news release dated February 17, 2021).

Throughout 2020, the Company completed approximately 7,600 metres of diamond drilling focused on infill and step-out drilling at the Renard Zone to evaluate resource extensions at depth and along strike. Assay results from the 2020 drilling program were reported throughout the year, with highlights including: 25.1 metres grading 1.87 g/t Au, 27.0 metres grading 2.86 g/t Au, 39.1 metres grading 2.14 g/t Au, and 34.5 metres grading 1.85 g/t Au, 17.3 metres grading 7.62 g/t Au and 42.0 metres grading 1.15 g/t Au (see news releases dated June 18, August 11, and December 2, 2020).

In 2021, the results of a metallurgical sampling and testing program are expected which will provide additional information to continue to refine process flow sheet parameters, help improve the Company's understanding of potential gold recovery, and establish grinding and milling characteristics of the mineralization. The exploration program will continue focus on resource expansion with approximately 10,000 metres of diamond drilling planned to support the completion of an updated resource estimate expected in the second half of 2021. Exploration activities will also continue to identify and evaluate new targets outside the current resource footprint elsewhere on the property.

Rouyn Option, Canada

The Company holds a purchase option with Yorbeau Resources Inc. (“Yorbeau”) for the Rouyn Gold Project, located near the city of Rouyn-Noranda in Quebec. Under the terms of the purchase agreement, the Company can acquire a 100% interest in the Project by making scheduled cash payments totaling C$4 million and completing exploration expenditures totaling C$9 million over a four year period. By the end of the expenditure period, the Company must complete a resource estimate in accordance with National Instrument 43-101, after which the Company, at its election, can purchase a 100% interest in the Project, subject to a 2% net smelter return, by paying Yorbeau the lesser of C$15 per resource ounce or C$30 million.

During 2020, the Company completed approximately 16,400 metres of diamond drilling designed to infill and test lateral extensions of the Lac Gamble zone as well as to test select high-priority targets near the historic Astoria deposit, located approximately 1 kilometre to the east of Lac Gamble zone. Assay results from Lac Gamble reported throughout the year included: 9.8 metres grading 10.4 g/t Au, 9.8 metres grading 27.8 g/t Au (including 4.4 metres grading 58.4 g/t Au), 4.1 metres grading 10.4 g/t Au, and 7.4 metres grading 8.3 g/t Au (see news releases dated May 13 and August 20, 2020).

In 2021, a 14,000 metre diamond drilling program is planned to further delineate the Lac Gamble and Astoria zones, to support a future maiden resource estimation. The program will also initiate the evaluation of the resource potential of other selected targets including in the Cinderella and Augmitto areas.

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020 PAGE 25

Eastern Borosi Joint Venture, Nicaragua

During the third quarter 2020, the Company divested its 70% interest in the Eastern Borosi Project to Calibre Mining Corp. Total consideration included $4.1 million in cash and shares, and a 2.0% Net Smelter Return on future production from the property in favor of the Company (see Calibre’s news releases dated August 13 and August 20, 2020).

OTHER

Loma Larga, Ecuador

The Company, through its 35.5% (December 31, 2019 - 35.6%) equity ownership interest in INV Metals Inc. ("INV Metals”), has an indirect interest in the Loma Larga gold, silver and copper project in southern Ecuador. The Company’s ownership interest in INV Metals decreased to 35.5% in the first quarter 2020 on the issuance of additional shares by INV Metals.

During the second quarter 2020, INV Metals filed a National Instrument 43-101 Feasibility Study Technical Report in support of its previously announced updated feasibility study results. The study supports the proposed development of an underground mine with anticipated average annual production of 203,000 gold equivalent ounces over a 12-year mine life with an after-tax internal rate of return of 28.3%, after-tax payback period of 2.4 years, and an after-tax net present value of $454 million using a gold price assumption of $1,400 per ounce (see INV Metals' news release dated March 31 and April 14, 2020).

During the third quarter 2020, INV Metals completed an Environmental Impact Study and remains focused on permitting and financing Loma Larga with the goal of commencing development in 2021. In addition, INV Metals announced that the Ecuadorian Constitutional Court upheld the rights of mining concession holders, solidifying any lawful rights that were previously potentially in jeopardy (see INV Metals’ news release dated September 21, 2020).

Subsequent to year end, the Company participated in INV Metals' private placement of common shares and acquired an additional 4.8 million common shares of INV Metals at a price of C$0.45 per share for an aggregate amount of $1.7 million (C$2.2 million). This acquisition allowed the Company to maintain a 35.5% ownership interest in INV Metals (see news release dated January 29, 2021).

QUARTERLY FINANCIAL REVIEW

	2020				2019
($ millions, except where noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$347.5	$335.1	$284.6	$274.5	$293.4	$274.4	$246.5	$251.0

Net earnings (loss) from continuing operations[1]	$68.0	$(7.7)	$27.3	$(32.9)	$(291.1)	$(8.4)	$(18.5)	$(40.7)

Net earnings (loss) from discontinued operations	$4.1	$—	$—	$—	$(50.1)	$7.2	$4.2	$(0.6)

Net earnings (loss) attributable to equity holders of IAMGOLD	$63.1	$(11.6)	$25.5	$(34.4)	$(353.9)	$(3.0)	$(14.4)	$(41.3)

Basic and diluted earnings (loss) attributable to equity holders of IAMGOLD ($/share)	$0.13	$(0.02)	$0.05	$(0.07)	$(0.76)	$—	$(0.03)	$(0.09)

1 In the fourth quarter 2019, Net loss from continuing operations was higher primarily due to impairment charges, net of reversal.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2020, the Company had $947.5 million in cash, cash equivalents and short-term investments. Cash and cash equivalents were $941.5 million and short-term investments were $6.0 million.

As at December 31, 2020, the Company had $38.6 million of restricted cash to guarantee the environmental indemnities related to the Essakane mine.

As at December 31, 2020, the Company had C$215.3 million ($168.8 million) of uncollateralized surety bonds to guarantee the environmental indemnities related to the Doyon division and the Côté Gold Project, up C$16.4 million ($15.4 million) compared to December 31, 2019. The increase was primarily due to the second and final instalment for additional collateral requirements in the first quarter 2020 pursuant to the new closure plan for the Westwood mine approved by the Government of Quebec in the first quarter 2018.

As at December 31, 2020, performance bonds of C$39.1 million (December 31, 2020 - $30.7 million) were outstanding to guarantee the Company's obligations in accordance with section 36 of the Fisheries Act (Canada) and the Connection and Cost Recovery Agreement related to the Côté Gold Project.

Working capital as at December 31, 2020, was $1,060.7 million, up $63.7 million compared to December 31, 2019. The increase was due to higher current assets ($132.5 million), partially offset by higher current liabilities ($68.8 million).

Current assets as at December 31, 2020 were $1,395.5 million, up $132.5 million compared to December 31, 2019. The increase was primarily due to higher cash and cash equivalents ($110.9 million) and higher inventories ($18.8 million).

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020 PAGE 26

Current liabilities as at December 31, 2020 were $334.8 million, up $68.8 million compared to December 31, 2019. The increase was primarily due to higher: accounts payable and accrued liabilities ($32.8 million); income taxes payable ($16.8 million), and derivative liabilities ($9.4 million).

Working Capital	December 31, 2020	December 31, 2019	December 31, 2018
Working capital[1] ($ millions)	$1,060.7	$997.0	$859.7
Current working capital ratio[2]	4.2	4.7	4.8

1 Working capital is defined as current assets less current liabilities.

2 Current working capital ratio is defined as current assets divided by current liabilities.

On September 23, 2020, the Company completed the issuance of $450 million of Senior Notes at face value due in 2028 with an interest rate of 5.75% per annum. The Notes are denominated in U.S. dollars and mature on October 15, 2028. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on April 15, 2021. The Notes are guaranteed by some of the Company's subsidiaries. The Company incurred transaction costs of $7.5 million which have been capitalized and offset against the carrying amount of the Notes within Long-term debt in the Consolidated balance sheets and are being amortized using the effective interest rate method.

On September 8, 2020, the Company issued a notice to redeem its 7% Senior Notes for a total amount of $421.3 million and funded the redemption on September 29, 2020 and the indenture governing the 2025 Notes was satisfied and discharged on this date. The redemption resulted in a cash loss of $21.3 million and a non-cash loss on the related embedded derivative of $17.0 million and other net non-cash losses of $1.2 million that were all recognized in Interest income and derivatives and other investment gains (loss) in the Consolidated statements of earnings (loss).

The 5.75% Senior Notes extend the maturity of the Company’s long term debt by 3 years, providing financial flexibility as it executes on its growth strategy, while at the same time reducing the annual cost to service the debt. The Company was able to issue the Notes at a historically low coupon rate for high yield debt issuers. The Company estimated interest savings of $22.5 million over the original term of the 7% Senior Notes due to the lower interest rate. The cash loss and interest savings amounts are similar, and are expected to result in a minimal net cash impact. The Company will benefit, however, from lower interest expense for the balance of the term of the Notes, beyond 2025, as well as from lower call prices for the Notes.

On November 15, 2018, the Company amended its $250 million credit facility. These amendments included, amongst other things, increasing the credit facility to $500 million, extending the maturity to January 31, 2023, an option to increase commitments by $100 million, the ability to enter into leases of up to $250 million, the ability to enter into gold prepaid transaction(s) of no more than 225,000 ounces, and changes to the financial covenants including the elimination of the Minimum Tangible Net Worth covenant.

On February 26, 2020, the Company amended its $500 million credit facility with a maturity date of January 31, 2023. The Company further amended its credit facility on September 30, 2020. These amendments included, among other things, extending $472 million of credit available under the credit facility agreement to a maturity date of January 31, 2024. The Company was in compliance with its credit facility covenants as at December 31, 2020.

On February 12, 2021, the Company further amended the $500 million credit facility to primarily, among other things, extend the maturity date by two years to January 31, 2025 for $490 million of the available credit.

As at December 31, 2020, the Company had letters of credit in the amount of $1.7 million issued under the credit facility, to guarantee certain environmental indemnities.

On January 15, 2019, the Company entered into a forward gold sale arrangement ("Arrangement") with a syndicate of banks and received a cash prepayment of $169.8 million in December 2019 in exchange for delivering 150,000 ounces of gold in 2022, with a gold floor price of $1,300 per ounce and a cap price of $1,500 per ounce, to provide additional financial flexibility as it executes its growth strategy. The cost of the Arrangement is 5.38% per annum.

On June 27, 2019, the Company executed a €20.5 million ($23.3 million) loan agreement with Caterpillar Financial Services Corporation ("Equipment Loan") with an interest rate of 5.23% per annum. The Equipment Loan, secured by certain mobile equipment at Essakane, matures on June 27, 2024 and is repayable in quarterly installments starting September 27, 2019. The Company incurred transaction costs of $0.3 million which have been capitalized and offset against the carrying amount of the Equipment Loan within Long-term debt in the Consolidated balance sheets and are being amortized using the effective interest rate method. The loan is carried at amortized cost on the Consolidated balance sheets.

On May 12, 2020, the Company executed a CFA 6.545 billion ($10.9 million) loan agreement with Bank of Africa ("Equipment Loan") with an interest rate of 5.95% per annum. The Equipment Loan, secured by certain mobile equipment at Essakane, matures on May 31, 2024 and is repayable in monthly installments starting June 30, 2020. The loan is carried at amortized cost on the Consolidated balance sheets.

As previously noted in the July 21, 2020 news release concerning the construction of the Côté Gold Project, the Company indicated that it may enter into derivative contracts to mitigate financial exposures. In order to mitigate gold price exposure and to further strengthen the balance sheet, the Company intends, under appropriate conditions, to hedge 15 to 20% of total production to cover the construction period of the Project between 2021 and mid-2023 through a combination of options and/or collars. Refer to the Market Risk section below - Summary of Hedge Portfolio for the outstanding gold bullion contracts.

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020 PAGE 27

Periodically, the Company reviews opportunities to return capital to its shareholders including its dividend policy and share buy back program in the context of market conditions, share price, its financial position, capital requirements, forecast performance and realized gold prices. The Company is committed to delivering superior shareholder returns, with the next thirty months centered on developing its top-tier Côté Gold Project. This project requires significant capital investment funded by the Company's current cash position and future cash flows from operations. As Côté Gold becomes operational, dependent on the gold price environment, the Company expects to generate significant free cash flow. This will allow the Company to consider its dividend policy through instituting a sustainable dividend or a share repurchase program that would recognize the interests of its shareholders in the Company’s anticipated strong performance while balancing capital allocation between future growth and distributions to shareholders.

CONTRACTUAL OBLIGATIONS

Contractual obligations as at December 31, 2020 were $1,638.3 million, primarily comprising contractual cash flows on long-term debt, purchase obligations, capital expenditure obligations and lease obligations. Management believes these obligations will be met through available cash resources and net cash from operating activities.

	Payments due by period
As at December 31, 2020	Total	<1 yr	1-2 yrs	3-4 yrs	>4 yrs
Long-term debt	$690.0	$36.9	$69.7	$55.8	$527.6
Purchase obligations	120.3	90.4	20.2	9.2	0.5
Capital expenditure obligations	400.6	248.6	152.0	—	—
Lease obligations	72.4	21.1	34.6	15.1	1.6
Total contractual obligations	1,283.3	397.0	276.5	80.1	529.7
Asset retirement obligations	355.0	6.8	12.3	25.0	310.9
	$1,638.3	$403.8	$288.8	$105.1	$840.6

The Company also uses derivative contracts to hedge for risk management purposes. Details of these contracts are included in the Market Risk section below - Summary of Hedge Portfolio.

CASH FLOW

	Three months ended			Years ended
	December 31,			December 31,
($ millions)	2020	2019	2018	2020	2019	2018
Net cash from (used in) per consolidated financial statements:
Operating activities	$128.7	$262.5	$23.1	$347.6	$363.0	$191.1
Investing activities	(78.0)	(62.8)	2.4	(246.2)	(149.8)	(224.9)
Financing activities	(9.0)	(7.4)	(3.2)	0.8	0.8	(10.5)
Effects of exchange rate fluctuation on cash and cash equivalents	9.2	4.3	(3.1)	8.7	1.5	(4.7)
Increase (decrease) in cash and cash equivalents	50.9	196.6	19.2	110.9	215.5	(49.0)
Cash and cash equivalents, beginning of the year	890.6	634.0	595.9	830.6	615.1	664.1
Cash and cash equivalents, end of the year	$941.5	$830.6	$615.1	$941.5	$830.6	$615.1

OPERATING ACTIVITIES

Net cash from operating activities for 2020 was $347.6 million, down $15.4 million from the prior year. The decrease was primarily due to proceeds received in the prior year from the forward gold sale arrangement ($169.8 million), settlement of derivatives ($17.9 million) and higher movements in non-cash working capital items and non-current ore stockpiles ($16.0 million), partially offset by higher earnings after non-cash adjustments ($189.4 million).

INVESTING ACTIVITIES

Net cash used in investing activities for 2020 was $246.2 million, up $96.4 million from the prior year. The increase was primarily due to the disposal of short-term investments in the prior year ($112.3 million) and higher spending on property, plant and equipment ($44.0 million), partially offset by proceeds on the establishment of the Rosebel UJV ($34.0 million) and proceeds from the sale of Sadiola ($25.0 million).

FINANCING ACTIVITIES

Net cash generated from financing activities for 2020 was $0.8 million, consistent with the prior year.

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020 PAGE 28

MARKET RISK

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition. The Company establishes trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.

CURRENCY EXCHANGE RATE RISK

The Company’s functional currency is the U.S. dollar which creates currency exchange risk exposure primarily associated with its expenditures denominated in Canadian dollars and euros. To manage this risk, the Company uses various hedging strategies, including selling a portion of its gold in euros to create a natural off-set to the exposure, and derivative contracts such as forwards or options. Option contracts can be combined through the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices. If, on the expiry dates:

• the spot price of the currency is within the strike price range of these executed collar contracts, the options would not be exercised and the Company would purchase the required amount of the currency at the prevailing market price;

• the spot price of the currency is above the call strike price of the options purchased, the Company would exercise the call option contracts and purchase the required amount of the currency at prices more favourable than the prevailing market price;

• the spot price of the currency is below the put strike price of the options sold, the Company would be obligated to settle the put option contracts and purchase the required amount of the currency at prices less favourable than the prevailing market price.

OIL CONTRACTS AND FUEL MARKET PRICE RISK

Brent and West Texas Intermediate (“WTI”) are components of diesel and fuel oil which are among the key inputs impacting the Company’s costs. To manage the risk associated with the fluctuation in the costs of these commodities, the Company uses various hedging strategies, such as the use of call option contracts. Option contracts can also be combined through the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices. If, on the expiry dates:

• the average oil spot price for the month is within the strike price range of these executed collar contracts, the options would not be exercised;

• the average oil spot price for the month is above the call strike price of the options purchased, the Company would exercise the call option contracts at prices more favourable than the prevailing market price;

• the average oil spot price for the month is below the put strike price of the options sold, the Company would be obligated to settle the put option contracts at prices less favourable than the prevailing market price.

GOLD CONTRACTS AND MARKET PRICE RISK

The Company’s primary source of revenue is gold. To manage the risk associated with the fluctuation in the price of gold, the Company uses various hedging strategies, such as the use of call option contracts. Option contracts can also be combined with the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices. If, on the expiry date:

• the average gold spot price for the month is within the strike price range of these executed collar contracts, the options would not be exercised;

• the average gold spot price for the month is below the put strike price of the options purchased, the Company would exercise the put option contracts at prices more favourable than the prevailing market price;

• the average gold spot price for the month is above the call strike price of the options sold, the Company would be obligated to settle the call option contracts at prices less favourable than the prevailing market price.

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020 PAGE 29

SUMMARY OF HEDGE PORTFOLIO

At December 31, 2020, the Company’s outstanding hedge derivative contracts were as follows:

	2021	2022	2023	2024
Foreign Currency[1]
Canadian dollar contracts (millions of C$)	252	210	185
Rate range[2] (USDCAD)	1.30 - 1.47	1.30 - 1.48	1.30 - 1.46
Hedge ratio	34%	27%	39%
Commodities[1,3,4]
Brent oil contracts (barrels)[5]	588	520	428	270
Contract price range ($/barrel of crude oil)	54 - 65	50 - 65	41 - 65	41 - 55
Hedge ratio	78%	69%	57%	37%
WTI oil contracts (barrels)[5]	580	573	473	270
Contract price range ($/barrel of crude oil)	31 - 62	45 - 62	36 - 60	38 - 50
Hedge ratio	99%	84%	74%	40%
Gold bullion contracts (ounces)[6]	192	18
Contract price range ($/ounce)	1,600 - 3,000	1,800 - 3,000

1 The Company acted on its financial risk mitigation strategies by executing currency hedges and fuel hedges due to favourable market conditions relative to internal planning rates.

2 The Company executed Canadian dollar collar options, which consist of Canadian dollar call and put options within the given range in 2020 through 2023. The Company will recognize a gain from the difference between a lower market price and the Canadian dollar call strike price. The Company will incur a loss from the difference between a higher market price and the Canadian dollar put strike price.

3 The Company executed Brent and WTI collar options, which consist of Brent and WTI put and call options with strike prices within the given range in 2020 through 2024. The Company will incur a loss from the difference between a lower market price and the put strike price. The Company will recognize a gain from the difference between a higher market price and the call strike price.

4 The Company executed Gold collar options, which consist of Gold put and call options with strike prices within the given range in 2021 and 2022. The Company will incur a loss from the difference between a higher market price and the call strike price. The Company will recognize a gain from the difference between a lower market price and the put strike price.

5 Quantities of barrels are in thousands.

6  Quantities of ounces are in thousands.

During the fourth quarter 2020, the Company executed zero cost collar option contracts based on the Brent benchmark, in the range of $40.70 to $55.00 per barrel, for the period January 2023 to September 2024 to hedge attributable fuel consumption related to mining operations at Essakane. The Company also executed zero cost options relating to the WTI benchmark, in the range of $31.15 to $45.00 per barrel for 2021, and in the range of $36.10 to $50.00 per barrel for the period January 2023 to September 2024. These WTI hedges are attributed to fuel consumption related to mining operations at Rosebel.

Gold hedges were also executed for 2021 in the range of $1,600 to $2,800 per ounce on 78,040 ounces, for which a premium of $1.3 million was paid. Subsequent to year end, the Company added gold hedges for the first half of 2023 with a collar option at strike prices between $1,700 and $2,700 per ounce on 24,000 ounces. The premium paid for these options was $1.1 million.

Subsequent to year end, the Company added C$45 million of hedges to the Côté Gold Project for 2021 using forward contracts at a rate of $1.28.

RELATED PARTY TRANSACTIONS

RELATED PARTIES

The Company had the following related party transactions included in Receivables and other current assets and in Assets classified as held for sale in the Consolidated balance sheets prior to the sale of its interest in Sadiola:

	Years ended December 31,
	2020	2019	2018
Sadiola and Yatela (Non-interest bearing)
Balance, beginning of the year	$—	$0.1	$0.1
Advances	0.1	0.2	0.3
Repayments	(0.1)	(0.3)	(0.3)
Balance, end of the year	$—	$—	$0.1
Sadiola Sulphide Project (LIBOR plus 2%)
Balance, beginning of the year	$—	$14.0	$36.3
Advances	—	—	0.9
Repayments	—	(4.0)	(12.3)
Write downs	—	—	(10.9)
Reclassified to assets held for sale	—	(10.0)	—
Balance, end of the year	$—	$—	$14.0

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020 PAGE 30

The Company had an interest bearing loan receivable from Sadiola at LIBOR plus 2% for the Sadiola Sulphide Project. The loan was extended in the fourth quarter 2016 and was to be repaid on the earlier of December 31, 2020 or, at such time as Sadiola has sufficient free cash flow. The Company reduced the carrying amount of the loan by $10.9 million in 2018 due to a decrease in the fair value of collateral. The outstanding loan balance of $10.0 million was reclassified to assets held for sale at December 31, 2019.

During the year ended December 31, 2020, the Company received dividends of $8.2 million from Sadiola (December 31, 2019 - $2.1 million). This was recognized as a reduction of the investment in Sadiola as a result of the Company equity accounting for the investment. On December 30, 2020, the Company, together with joint venture partner AGA completed the sale of their collective interests in Sadiola.

Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

COMPENSATION OF KEY MANAGEMENT PERSONNEL

Compensation breakdown for key management personnel, comprising of the Company’s directors and executive officers, is as follows:

	Years ended December 31,
	2020	2019	2018
Salaries and other benefits	$5.7	$5.6	$7.1
Retirement benefits	6.1	—	—
Share-based payments	2.5	5.1	4.4
	$14.3	$10.7	$11.5

SHAREHOLDERS’ EQUITY

Number issued and outstanding (millions)	December 31,	February 16,
	2020	2021
Common shares	475.3	475.3
Share options	4.7	4.7

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as at December 31, 2020 under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2020 providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of consolidated financial statements in compliance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Company’s internal control over financial reporting includes policies and procedures that:

• pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;

• provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS as issued by the IASB;

• ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

• provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the consolidated financial statements.

An evaluation of the effectiveness of the Company’s internal control over financial reporting, including an evaluation of material changes that may have materially affected or are reasonably likely to have materially affected the internal controls over financial reporting based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, was conducted as of December 31, 2020 by the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, management, including the CEO and the CFO, has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2020.

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020 PAGE 31

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer and Chief Financial Officer believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

CRITICAL JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The critical judgments, estimates and assumptions applied in the preparation of the Company's consolidated financial statements are reflected in note 3 of the Company's audited annual consolidated financial statements for the year ended December 31, 2020.

Qualified Person and Technical information

The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Craig MacDougall, P.Geo., Executive Vice President, Growth, IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results. All drilling results for exploration projects or supporting resource and reserve estimates referenced in this MD&A have been previously reported in news release disclosures either by the Company or the project operator as the case may be (see referenced news releases), and have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the project geologists and sawn in half with a diamond saw at the project site. Half of the core is typically retained at the site for reference purposes. Generally, sample intervals are 1.0 to 1.5 metres in length and reverse circulation holes are sampled at 1.0 metre intervals at the drill rig. Samples are prepared and analyzed at site for the Company's producing mines and at accredited regional laboratories for the Company's exploration projects, using analysis techniques such as standard fire assay with a 50 gram charge; fire assay with gravimetric finish, or LeachWELL rapid cyanide leach with fire assay with a 50 gram charge.

NOTES TO INVESTORS REGARDING THE USE OF RESOURCES

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This report uses the terms "measured resources" and "indicated resources". The Company advises investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (“the SEC”) does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This report also uses the term "inferred resources". The Company advises investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Disclosure

IAMGOLD is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in this report, such as "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. Investors can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020 PAGE 32

The Canadian Securities Administrators' NI 43-101 requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources. Mineral resources that are not mineral reserves do not demonstrate economic viability.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.

A mineral resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material including base and precious metals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre- Feasibility Study.

A pre-feasibility study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

Gold Technical Information and Qualified Person/Quality Control Notes

The mineral resource estimates contained in this MD&A have been prepared in accordance with NI 43-101 Standards of Disclosure for Mineral Projects and Joint Ore Reserves Committee.

Lisa Ragsdale, P.Geo (Director, Mining Geology, IAMGOLD Corporation), a “Qualified Person” for the purposes of NI 43-101, is responsible for the review and approval of all mineral resource estimates contained herein, as at December 31, 2020. Philippe Chabot, Eng. (Director, Mining, IAMGOLD Corporation), a “Qualified Person” for the purposes of NI 43-101, is responsible for the review and approval of all mineral reserve estimates contained herein, as at December 31, 2020.

The technical information has been included herein with the consent and prior review of the above noted Qualified Persons. The Qualified Persons have verified the data disclosed, and data underlying the information or opinions contained herein.

NEW ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

For a discussion of new accounting standards issued but not yet effective that may impact the Company, refer to note 4 of the Company’s audited annual consolidated financial statements as at December 31, 2020.

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020 PAGE 33

RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks which could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement on Forward-Looking Information found in this document.

IAMGOLD’s vision challenges it to generate superior value for its stakeholders through accountable mining. The Company’s business activities expose it to significant risks due to the nature of mining, exploration and development activities. The ability to manage these risks is a key component of the Company’s business strategy and is supported by a risk management culture and an effective enterprise risk management (“ERM”) approach.

These practices ensure management is forward looking in its assessment of risks. Identification of key risks occurs in the course of business activities, while pursuing business approved strategies and as part of the execution of risk oversight responsibilities at the Management and Board of Directors level.

The Company’s view of risks is not static. An important component of its ERM approach is to ensure key risks which are evolving or emerging are appropriately identified, managed, and incorporated into existing ERM assessment, measurement, monitoring and reporting processes.

The Company is subject to various risks, known and unknown, arising from factors within or outside of its control. For a comprehensive discussion of these risks and uncertainties that may have an adverse effect on the Company's business, operations and financial results, refer to the Company’s latest Annual Information Form ("AIF"), filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The AIF, which is filed and viewable on www.sedar.com and www.sec.gov/edgar.html, is available upon request from the Company, and is incorporated by reference into this MD&A.

NON-GAAP1 PERFORMANCE MEASURES

The Company uses certain non-GAAP financial performance measures in its MD&A, which are described in the following section.

NET CASH FROM OPERATING ACTIVITIES BEFORE CHANGES IN WORKING CAPITAL

The Company makes reference to a non-GAAP performance measure for net cash from operating activities before changes in working capital. Working capital can be volatile due to numerous factors, including a build-up or reduction of inventories and mine plan changes. Management believes by excluding these items, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.

Net cash from operating activities before changes in working capital does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of net cash from operating activities before changes in working capital to net cash from operating activities.

	Three months ended			Years ended
	December 31,			December 31,
($ millions, except where noted)	2020	2019	2018	2020	2019	2018
Net cash from operating activities	$128.7	$262.5	$23.1	$347.6	$363.0	$191.1
Adjusting items from non-cash working capital items and non-current ore stockpiles
Receivables and other current assets	4.5	(8.4)	10.3	24.4	(12.3)	11.9
Inventories and non-current ore stockpiles	(13.3)	9.5	27.6	3.4	22.2	87.8
Accounts payable and accrued liabilities	(11.9)	(37.4)	(5.3)	(7.3)	(5.4)	(2.4)
Net cash from operating activities before changes in working capital	$108.0	$226.2	$55.7	$368.1	$367.5	$288.4

__________________________

1 GAAP - Generally accepted accounting principles.

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020 PAGE 34

GOLD MARGIN

The Company’s MD&A refers to gold margin per ounce, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its gold mines. The information allows management to assess how well the gold mines are performing, relative to the plan and to prior periods, as well as assess the overall effectiveness and efficiency of gold operations.

In periods of volatile gold prices, profitability changes with altering cut-off gold grades. Such a decision to alter the cut-off gold grade will typically result in a change to total cash costs per ounce, but it is equally important to recognize gold margins also change at a similar rate. While mining lower-grade ore results in less gold being processed in any given period, over the long-run it allows the Company to optimize the production of profitable gold, thereby maximizing the Company’s total financial returns over the life of the mine to maximize the total value of the asset going forward. At the same time, the site operating teams seek to achieve the best performance in terms of cost per tonne mined, cost per tonne processed and overheads.

Gold margin per ounce does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

	Three months ended			Years ended
	December 31,			December 31,
($/oz of gold)	2020	2019	2018	2020	2019	2018
Average realized gold price[1]	$1,865	$1,480	$1,233	$1,778	$1,397	$1,270
Total cash costs[2,3]	998	944	792	984	907	783
Gold margin	$867	$536	$441	$794	$490	$487

1 Refer to page 36 for calculation.

2 Refer to page 38 for calculation.

3 Consists of Essakane, Rosebel and Westwood on an attributable basis.

MINE-SITE FREE CASH FLOW

Mine-site free cash flow is a non-GAAP financial performance measure calculated as cash flow from mine-site operating activities less mine-site related property, plant and equipment expenditures. The Company believes this measure is useful to investors in assessing the Company's ability to operate its mine sites without reliance on additional borrowing or usage of existing cash.

Mine-site free cash flow does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

	Three months ended			Years ended
	December 31,			December 31,
($ millions, except where noted)	2020	2019	2018	2020	2019	2018
Net cash from operating activities	$128.7	$262.5	$23.1	$347.6	$363.0	$191.1
Adjusting items:
Operating cash flow used by non-mine site activities	10.8	(153.9)	15.9	78.3	(87.9)	95.3
Cash flow from operating mine sites	$139.5	$108.6	$39.0	$425.9	$275.1	$286.4
Capital expenditures for property, plant and equipment	$106.4	$61.4	$95.4	$292.7	$251.4	$300.9
Adjusting items:
Capital expenditures from development projects and corporate	(44.6)	(7.9)	(5.2)	(90.0)	(35.0)	(22.9)
Capital expenditure from operating mine-sites	$61.8	$53.5	$90.2	$202.7	$216.4	$278.0
Mine-site free cash flow	$77.7	$55.1	$(51.2)	$223.2	$58.7	$8.4

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020 PAGE 35

AVERAGE REALIZED GOLD PRICE PER OUNCE SOLD

Average realized gold price per ounce sold is intended to enable management to understand the average realized price of gold sold in each reporting period after removing the impact of non-gold revenues and by-product credits.

Average realized gold price per ounce sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of average realized gold price per ounce sold to revenues as per the consolidated financial statements.

	Three months ended			Years ended
	December 31,			December 31,
($ millions, except where noted)	2020	2019	2018	2020	2019	2018
Continuing operations
Revenues	$347.5	$293.4	$274.3	$1,241.7	$1,065.3	$1,111.0
Royalty revenues	—	—	(0.1)	—	—	(0.4)
By-product credit and other revenues	(0.6)	(0.9)	(1.0)	(3.1)	(2.4)	(3.7)
Revenues	$346.9	$292.5	$273.2	$1,238.6	$1,062.9	$1,106.9
Sales (000s oz)	185	198	222	696	761	872
Average realized gold price per ounce[1,2,3] ($/oz)	$1,865	$1,480	$1,233	$1,778	$1,397	$1,270

1 Average realized gold price per ounce sold may not calculate based on amounts presented in this table due to rounding.

2 Average realized gold price per ounce sold, consists of Essakane, Rosebel and Westwood on an attributable basis.
3 A portion of Essakane’s sales were in euro and were affected by the EURUSD exchange rate.

ADJUSTED NET EARNINGS (LOSS) ATTRIBUTABLE TO EQUITY HOLDERS

Adjusted net earnings (loss) attributable to equity holders of IAMGOLD and adjusted net earnings (loss) attributable to equity holders of IAMGOLD per share are non-GAAP performance measures. Management believes these measures better reflect the Company’s performance for the current period and are better indications of its expected performance in future periods. These measures are used internally by the Company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the Company believes these measures are useful to investors in assessing the Company’s underlying performance. These measures are intended to provide additional information, but are unlikely to be comparable to similar measures presented by other issuers. These measures do not have any standardized meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings (loss) attributable to equity holders of IAMGOLD represents net earnings (loss) attributable to equity holders excluding certain impacts, net of taxes, such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives and warrants, impairment charges and reversal of impairment charges, write-down of assets, and foreign exchange (gain) loss. These measures are not necessarily indicative of net earnings (loss) or cash flows as determined under IFRS.

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020 PAGE 36

The following table provides a reconciliation of earnings (loss) before income taxes and non-controlling interests as per the Consolidated statements of earnings (loss), to adjusted net earnings (loss) attributable to equity holders of IAMGOLD.

	Three months ended			Years ended
	December 31,			December 31,
($ millions, except where noted)	2020	2019	2018	2020	2019	2018
Earnings (loss) from continuing operations before income taxes and non-controlling interests	$84.9	$(274.6)	$(19.0)	$98.8	$(328.3)	$15.1
Adjusting items:
Loss on redemption of the 7% Senior Notes	—	—	—	22.5	—	—
Unrealized (gain) loss on embedded derivatives - prepayment options on Senior Notes	(4.2)	4.1	2.1	7.8	(11.3)	6.1
Unrealized (gain) loss on embedded derivatives - Rosebel power purchase agreement	(3.6)	—	—	23.3	—	—
Realized and unrealized (gain) loss on warrants and time value of derivatives	—	(2.6)	(1.2)	12.4	(4.1)	3.0
Gain on establishment of the Rosebel UJV	—	—	—	(16.9)	—	—
Gain on sale of interest in Eastern Borosi property	—	—	—	(4.1)	—	—
Rosebel temporary suspension costs	—	—	—	16.0	—	—
COVID-19 expenses, net of subsidy[1]	4.2	—	—	22.0	—	—
Revised estimate for water tax settlement	—	—	—	7.2	—	—
Care and maintenance costs at Westwood[2]	14.6	—	—	19.8	—	—
Adjustment to depreciation and write-down of assets	1.0	0.6	1.6	2.0	10.7	17.9
Foreign exchange (gain) loss	(3.4)	(3.5)	4.1	(2.2)	4.1	13.6
Impairment charge, net of reversals	(45.8)	275.3	—	(45.8)	287.8	—
Changes in estimates of asset retirement obligations at closed sites	6.1	18.8	8.8	6.1	21.0	7.3
Normalization of costs	—	—	—	—	29.5	—
Restructuring costs	—	—	—	—	3.2	—
Reversal of stockpile impairment	—	(15.9)	—	—	(15.6)	—
	(31.1)	276.8	15.4	70.1	325.3	47.9
Adjusted earnings (loss) from continuing operations before income taxes and non-controlling interests	53.8	2.2	(3.6)	168.9	(3.0)	63.0
Income taxes	(16.9)	(16.5)	(18.3)	(44.1)	(30.4)	(38.0)
Tax on foreign exchange translation of deferred income tax balances	(18.0)	5.1	3.1	(12.1)	3.1	(1.0)
Tax impact of adjusting items	9.2	25.7	0.2	(8.8)	14.9	(2.2)
Non-controlling interests	(9.0)	(12.7)	(2.2)	(16.2)	(14.6)	(8.5)
Adjusted net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD	$19.1	$3.8	$(20.8)	$87.7	$(30.0)	$13.3
Adjusted net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD ($/share)	$0.04	$0.01	$(0.04)	$0.19	$(0.06)	$0.03
Including discontinued operations:
Net earnings (loss) from discontinued operations attributable to equity holders of IAMGOLD, net of tax	$4.1	$(50.1)	$4.7	$4.1	$(39.3)	$3.2
Adjusted items:
Gain on sale of Sadiola	(4.1)	—	—	(4.1)	—	—
Impairment charge included in net loss from investment in incorporated joint ventures	—	36.3	—	—	36.3	—
Impairment of investment in Sadiola	—	9.4	—	—	9.4	—
Loss on investment in Yatela	—	—	—	—	5.3	—
Write down of loan receivable	—	—	—	—	—	10.9
Retrenchment expense at Joint Venture	—	—	—	—	—	2.4
	$—	$(4.4)	$4.7	$—	$11.7	$16.5
Adjusted net earnings (loss) including discontinued operations attributable to equity holders of IAMGOLD	$19.1	$(0.6)	$(16.1)	$87.7	$(18.3)	$29.8
Adjusted net earnings (loss) including discontinued operations attributable to equity holders of IAMGOLD ($/share)	$0.04	$—	$(0.03)	$0.19	$(0.04)	$0.06
Basic weighted average number of common shares outstanding (millions)	474.7	468.4	466.6	472.6	468.0	466.5

1 COVID-19 expenses pertain to incremental costs incurred resulting from the impact of COVID-19 on the operations of the Company. Specifically, costs related to incremental labour, transportation, safety and other new operational measures and processes implemented to manage the impact of COVID-19. The COVID-19 expenses for the fourth quarter and year ended 2020 of $4.2 million and $22.0 million, respectively, are presented net of total subsidy received by the Company of $nil and $5.4 million, respectively,

2 Care and maintenance costs at Westwood does not include subsidy received by the Company of $1.2 million, which is included in COVID-19 expenses, net of subsidy.

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020 PAGE 37

After adjusting reported net earnings for those items not considered representative of the Company's core business or indicative of future operations, the Company had adjusted net earnings from continuing operations in the fourth quarter and year ended 2020 of $19.1 million and $87.7 million, respectively.

TOTAL CASH COSTS PER OUNCE PRODUCED

The Company’s MD&A refers to total cash costs per ounce produced, a non-GAAP performance measure, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess their overall effectiveness and efficiency.

Total cash costs are calculated in accordance with a standard developed by the Gold Institute, which was a worldwide association of gold and gold product suppliers, including leading North American gold producers. Although the Gold Institute ceased operations in 2002, the standard is still an accepted measure of reporting cash costs of gold production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties, production taxes, and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. These costs are then divided by the Company’s attributable ounces of gold produced by mine sites in commercial production to arrive at the total cash costs per ounce produced.

The Company reports the measure for the Essakane, Rosebel and Westwood mines.

The measure, along with revenues, is considered to be one of the key indicators of a company’s ability to generate operating earnings and cash flow from its mining operations. Total cash costs does not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of total cash costs per ounce produced for gold mines to cost of sales, excluding depreciation expense as per the consolidated financial statements.

	Three months ended			Years ended
	December 31,			December 31,
($ millions, except where noted)	2020	2019	2018	2020	2019	2018
Total Cash Costs
Cost of sales[1], excluding depreciation expense	$193.9	$179.4	$186.1	$734.7	$720.6	$708.7
Adjust for:
By-product credit, excluded from cost of sales	(0.6)	(0.9)	(0.4)	(3.1)	(2.4)	(2.2)
Stock movement	(0.5)	(4.1)	4.1	5.0	5.2	7.5
Revised estimate for water tax settlement	—	—	—	(7.2)	—	—
Time value of derivatives	—	—	—	(9.8)	—	—
Reversal of stockpile impairment	—	15.9	—	—	15.9	—
Normalization of costs	—	—	—	—	(20.9)	—
Other mining costs	(10.3)	(9.1)	(7.7)	(28.3)	(25.8)	(26.2)
Cost attributed to non-controlling interests[2]	(13.6)	(12.0)	(11.7)	(49.0)	(48.3)	(44.9)
	$(25.0)	$(10.2)	$(15.7)	$(92.4)	$(76.3)	$(65.8)
Total cash costs[3]	$168.9	$169.2	$170.4	$642.3	$644.3	$642.9
Total attributable gold production (000s oz)	169	179	216	653	710	821
Total cash costs[3,4] ($/oz)	$998	$944	$792	$984	$907	$783

1 As per note 38 of the Company’s annual consolidated financial statements.

2 Adjustments for the consolidation of Essakane (90%) and Rosebel (95%) to their attributable portion of cost of sales.

3 Consists of Essakane, Rosebel and Westwood on an attributable basis.

4 Total cash costs per ounce produced may not calculate based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020 PAGE 38

ALL-IN SUSTAINING COSTS PER OUNCE SOLD

The Company believes, although relevant, the current total cash costs measure commonly used in the gold industry does not capture the sustaining expenditures incurred in producing gold, therefore, may not present a complete picture of a company’s operating performance or its ability to generate free cash flow from its current operations. For these reasons, members of the World Gold Council (“WGC”) defined an all-in sustaining costs measure which better represents the costs associated with producing gold. The WGC is a non-profit association of the world's leading gold mining companies, established in 1987 to promote the use of gold.

The all-in sustaining costs (“AISC”) per ounce sold measure better meets the needs of analysts, investors and other stakeholders of the Company in assessing its operating performance and its ability to generate free cash flow. The definition of AISC, on an attributable basis, commences with cost of sales, excluding depreciation expense, and includes sustaining capital expenditures, sustaining exploration and evaluation expenses, sustaining lease principal payments, environmental rehabilitation accretion and depreciation, by-product credits, and corporate general and administrative costs. Classified as sustaining capital are expenditures which are required to maintain existing operations, including sustaining capitalized stripping, underground mine development costs relating to producing areas, ongoing replacement of mine equipment and capital spares, tailings and other facilities, capitalized brownfield exploration costs and other capital expenditures.

This measure seeks to represent the cost of selling gold from current operations, and therefore does not include capital expenditures attributable to development projects or mine expansions, greenfield exploration expenses, income tax payments, working capital defined as current assets less current liabilities (except for inventory adjustments), items needed to normalize earnings, interest costs or dividend payments.

Consequently, this measure is not representative of all of the Company’s cash expenditures and is not indicative of the Company’s overall profitability. The calculation of AISC per ounce sold is based on the Company’s attributable interest in sales from its gold mines. The usage of an attributable interest presentation is a fairer and more accurate way to measure economic performance than using a consolidated basis. The Company reports the AISC per ounce sold measure on an attributable sales basis, compared with the Company’s current total cash costs presentation, which is on an attributable production basis.

The Company reports the measure with and without a deduction for by-product credits and reports the measure for the Essakane, Rosebel and Westwood mines.

AISC does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

	Three months ended			Years ended
	December 31,			December 31,
($ millions, attributable, except where noted)	2020	2019	2018	2020	2019	2018
AISC
Cost of sales[1], excluding depreciation expense	$179.4	$167.6	$174.1	$682.4	$671.2	$661.8
Sustaining capital expenditures[1]	25.2	21.0	48.9	73.9	89.8	158.4
Sustaining lease principal payments	1.5	1.3	—	5.8	4.5	—
By-product credit, excluded from cost of sales	(0.5)	(1.0)	(0.4)	(3.0)	(2.4)	(2.1)
Revised estimate for water tax settlement	—	—	—	(6.5)	—	—
Time value of derivatives	—	—	—	(10.5)	—	—
Corporate general and administrative costs[2]	14.5	10.6	11.4	45.1	40.6	41.4
Environmental rehabilitation accretion and depreciation	2.1	2.0	1.8	8.1	8.6	7.7
Normalization of costs	—	—	—	—	(20.5)	—
Reversal of stockpile impairment	—	14.4	—	—	14.4	—
	$222.2	$215.9	$235.8	$795.3	$806.2	$867.2
Attributable gold sales (000s oz)	172	184	206	646	707	812
AISC[3,4] ($/oz)	$1,294	$1,175	$1,141	$1,232	$1,141	$1,068
AISC excluding by-product credit[3,4] ($/oz)	$1,298	$1,180	$1,144	$1,236	$1,144	$1,070

1 Includes Essakane and Rosebel at their attributable amounts of 90% and 95% respectively. Refer to note 38 of the annual consolidated financial statements for cost of sales of total gold mines, on a 100% basis, and refer to the capital expenditures table of the MD&A on page 15 for 2020 sustaining capital expenditures, on a 100% basis.

2 Corporate general and administrative costs exclude depreciation expense.

3 Consists of Essakane, Rosebel and Westwood on an attributable basis.

4 AISC per ounce sold may not calculate based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020 PAGE 39